ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the Year Ended December 31, 2018

ALAMOS GOLD INC. For the Year Ended December 31, 2018

2018 Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated February 20, 2019, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018 and 2017, and notes thereto. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 48.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. The operating mines are: the Young-Davidson and the Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. In addition, Alamos has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

2018 Management’s Discussion and Analysis

Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Financial Results (in millions)
Operating revenues	$163.1	$161.7	$651.8	$542.8
Cost of sales (1)	$207.1	$136.6	$639.4	$456.8
(Loss) earnings from operations	($51.3)	$17.1	($22.6)	$56.0
Net (loss) earnings	($71.5)	($4.7)	($72.6)	$26.6
Adjusted net earnings (2)	$4.3	$0.3	$19.6	$38.9
Cash provided by operations before working capital and cash taxes(2)	$52.8	$52.7	$211.7	$183.3
Cash provided by operating activities	$47.4	$48.6	$213.9	$163.5
Capital expenditures (sustaining) (2)	$21.4	$11.5	$63.8	$42.7
Capital expenditures (growth) (2)	$36.4	$25.6	$139.2	$111.8
Capital expenditures (capitalized exploration) (3)	$3.7	$2.1	$18.5	$8.0
Operating Results
Gold production (ounces) (4)	125,600	120,300	505,000	429,400
Gold sales (ounces)	131,161	126,786	509,879	430,115
Per Ounce Data
Average realized gold price	$1,244	$1,275	$1,278	$1,262
Average spot gold price (London PM Fix)	$1,227	$1,275	$1,268	$1,257
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,579	$1,077	$1,254	$1,062
Total cash costs per ounce of gold sold (2)	$770	$753	$802	$770
All-in sustaining costs per ounce of gold sold (2)	$983	$902	$989	$933
Share Data
(Loss) earnings per share, basic	($0.18)	($0.01)	($0.19)	$0.09
Adjusted earnings per share, basic (2)	$0.01	—	$0.05	$0.13
Weighted average common shares outstanding (basic) (000’s)	390,540	337,178	389,816	305,521
Financial Position (in millions)
Cash and cash equivalents			$206.0	$200.8

(1)
Cost of sales includes mining and processing costs, royalties, and amortization expense. For the three months and year ended December 31, 2018, cost of sales includes a $64.0 million non-cash inventory impairment charge at El Chanate.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration at Mulatos and Island Gold.

(4)
Gold production from Island Gold has been included in this table for the period subsequent to November 23, 2017 only. Gold production from Island Gold for the three and twelve months ended December 31, 2017 was 22,100 and 98,600 ounces respectively.

2018 Management’s Discussion and Analysis

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017(1)	2018	2017(1)
Gold production (ounces)
Young-Davidson	50,900	56,500	180,000	200,000
Mulatos	35,600	42,700	175,500	160,000
Island Gold (1)	29,000	9,000	105,800	9,000
El Chanate	10,100	12,100	43,700	60,400
Gold sales (ounces)
Young-Davidson	51,944	52,475	185,593	197,937
Mulatos	38,819	50,006	175,104	159,276
Island Gold (1)	30,199	11,720	105,520	11,720
El Chanate	10,199	12,585	43,662	61,182
Cost of sales (in millions)(2)
Young-Davidson	$61.5	$58.1	$235.0	$213.4
Mulatos	$38.4	$47.7	$173.1	$153.0
Island Gold (1)	$28.7	$13.4	$106.5	$13.4
El Chanate(2)	$78.5	$17.4	$124.8	$77.0
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,184	$1,107	$1,266	$1,078
Mulatos	$989	$954	$989	$961
Island Gold (1)	$950	$1,143	$1,009	$1,143
El Chanate	$7,697	$1,383	$2,858	$1,259
Total cash costs per ounce of gold sold (3)
Young-Davidson	$764	$690	$822	$658
Mulatos	$793	$762	$786	$775
Island Gold (1)	$570	$401	$589	$401
El Chanate	$1,304	$1,311	$1,289	$1,188
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$974	$859	$1,017	$834
Mulatos	$881	$798	$855	$835
Island Gold (1)	$834	$546	$781	$546
El Chanate	$1,333	$1,335	$1,317	$1,218
Capital expenditures (sustaining, growth and capitalized exploration) (in millions)(3)
Young-Davidson	$23.1	$17.0	$86.6	$80.3
Mulatos(5)	$11.8	$9.0	$35.3	$43.9
Island Gold (1),(6)	$16.8	$4.8	$66.1	$4.8
El Chanate	$0.1	$0.2	$0.6	$1.4
Other	$9.7	$8.2	$32.9	$32.1

(1)
Operating and financial results from Island Gold are included in Alamos’ consolidated financial statements for the period subsequent to November 23, 2017. Gold production from Island Gold for the three and twelve months ended December 31, 2017 was 22,100 and 98,600 ounces respectively.

(2)
Cost of sales includes mining and processing costs, royalties and amortization. For the three months and year ended December 31, 2018, cost of sales includes a $64.0 million non-cash inventory impairment charge at El Chanate.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)
Includes capitalized exploration at Mulatos of $0.6 million and $2.9 million for the three and twelve months ended December 31, 2018 ($1.0 million and $6.9 million for the three and twelve months ended December 31, 2017).

(6)	Includes capitalized exploration at Island Gold of $3.1 million and $15.6 million for the three and twelve months ended December 31, 2018.

2018 Management’s Discussion and Analysis

2018 Highlights

Fourth Quarter 2018

•	Produced 125,600 ounces of gold, an increase from the third quarter reflecting a stronger performance from Young-Davidson and record quarterly production from Island Gold

•	Sold a record 131,161 ounces of gold at an average realized price of $1,244 per ounce, $17 above the average London PM Fix, for revenues of $163.1 million

•
Total cash costs[1] decreased to $770 per ounce, the lowest in 2018 reflecting improved performance at Young-Davidson; all-in sustaining costs ("AISC")[1] of $983 per ounce also decreased from the third quarter

•	Cost of sales of $1,579 per ounce were higher than guidance reflecting a non-cash inventory impairment charge at El Chanate of $64.0 million, or $488 per ounce

•
Reported adjusted net earnings[1] of $4.3 million, or $0.01 per share[1], which includes one-time adjustments for a $64.0 million ($49.9 million after-tax) non-cash inventory impairment charge at El Chanate, as well as unrealized foreign exchange losses recorded within both deferred taxes and foreign exchange of $15.8 million, and other items totaling $10.1 million

•	Realized a net loss of $71.5 million, or $0.18 per share

•
Generated cash flow from operating activities[1] of $47.4 million ($52.8 million, or $0.14 per share, before changes in working capital1), an increase from the third quarter primarily reflecting lower costs, higher gold sales and a higher realized gold price

•	Ended the quarter with no debt and cash and cash equivalents of $206.0 million

•	Announced a Normal Course Issuer Bid permitting Alamos to purchase for cancellation up to 25,513,043 common shares, representing 10% of the Company’s public float

•	Received the Schedule 2 Amendment from the Federal government for a new tailings facility at Young-Davidson, securing tailings capacity for all existing Mineral Reserves and Resources

•	Successfully obtained permits for the high return Cerro Pelon project in Mexico and commenced full scale construction

Full year 2018

•	Met the mid-point of guidance with record production of 505,000 ounces of gold, representing an 18% increase from the previous record in 2017

•	Achieved increased production guidance at both Island Gold and Mulatos, with guidance having been revised higher twice at both operations in 2018

•	Sold a record 509,879 ounces of gold at an average realized price of $1,278 per ounce for record revenues of $651.8 million

•
Total cash costs[1] of $802 and AISC[1] of $989 per ounce were in line with revised cost guidance. Cost of sales of $1,254 per ounce were above guidance reflecting the non-cash inventory impairment charge at El Chanate

•
Reported adjusted net earnings[1] of $19.6 million, or $0.05 per share[1] which includes one-time adjustments for the El Chanate non-cash inventory impairment, as well as unrealized foreign exchange losses recorded within both deferred taxes and foreign exchange of $33.2 million, and other items totaling $9.1 million

•	Realized a net loss of $72.6 million, or $0.19 per share

•	Reported record cash flow from operating activities[1] of $213.9 million ($211.7 million, or $0.54 per share, before changes in working capital1), a 15% increase from 2017

•	Generated positive free cash flow at each of the Company's operations for total mine-site free cash flow of $56.4 million[1]

•
Continued exploration success at Island Gold, driving a 14% increase in Mineral Reserves, 76% increase in Measured and Indicated Mineral Resources and 73% increase in Inferred Mineral Resources at Island Gold, compared to the end of 2017

•	Successfully commissioned the Phase I expansion at Island Gold on schedule in the third quarter, increasing mill capacity to 1,100 tonnes per day

•	Liquidated the Company's equity positions in AuRico Metals and Corex Gold, generating proceeds of $24.9 million and realizing a gain of $14.3 million reported in retained earnings (deficit)

Subsequent to Year-End

•	The Company re-purchased and canceled 2,444,352 common shares at a cost of $10.0 million, or $4.07 per share under its Normal Course Issuer Bid

•
Announced a doubling of the annual dividend, with a $0.01 per share dividend to be paid quarterly in 2019 (up from $0.01 semi-annually previously). The first quarterly dividend of $0.01 per share will be payable to shareholders of record on March 15, 2019, to be paid on March 29, 2019

.
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

2018 Management’s Discussion and Analysis

2018 Key Business Developments

Normal Course Issuer Bid
On December 24, 2018, a Normal Course Issuer Bid was initiated permitting Alamos to purchase for cancellation up to 25,513,043 Class A Common Shares (“Common Shares”), representing 10% of the Company’s public float. The Company may purchase Common Shares under the Normal Course Issuer Bid over the next twelve-month period beginning December 24, 2018 and ending December 23, 2019. Any purchases made under the Normal Course Issuer Bid will be effected through the facilities of the TSX, alternative Canadian trading systems and/or the New York Stock Exchange.
The price for any repurchased Common Shares will be the prevailing market price at the time of the purchase. All Common Shares purchased by the Company will be cancelled. Purchase and payment for the Common Shares will be made by Alamos in accordance with the requirements of the TSX and applicable securities laws.
Subsequent to the end of 2018, the Company purchased and canceled 2,444,352 common shares at a cost of $10.0 million, or $4.07 per share.
Quarterly Dividend Program
The Company announced the doubling of its annual dividend from $0.01 paid semi-annually to $0.01 paid quarterly. This is expected to double the amount of dividends distributed to shareholders from the $7.8 million paid in 2018. The increase in dividends is in line with the Company’s long term capital allocation objective of returning capital to shareholders, and is supported by recent higher gold prices and the Company’s expectation for significant free cash flow growth in 2020 and beyond.

Mineral Reserve and Resource Update
On February 19, 2019, the Company reported a global Mineral Reserve and Resource update. Highlights of the release include the following:

▪
Global Proven and Probable Mineral Reserves of 9.7 million ounces of gold, (199 million tonnes (“mt”) grading 1.51 grams per tonne of gold (“g/t Au”)), down slightly from 9.8 million ounces at the end of 2017 with mining depletion largely offset by increases at Island Gold and Lynn Lake

▪
Island Gold’s Proven and Probable Mineral Reserves increased 14% to 1.0 million ounces of gold, (3.0 mt grading 10.28 g/t Au) net of mining depletion with Mineral Reserve Grades also increasing slightly to 10.28 g/t Au

▪	Lynn Lake’s Proven and Probable Mineral Reserves increased 16% to 1.9 million ounces of gold, (32.0 mt grading 1.83 g/t Au) with the additions to be incorporated into an optimized feasibility study

▪
Global Measured and Indicated Mineral Resources decreased 2% to 7.2 million ounces of gold, (202 mt grading 1.11 g/t Au) reflecting decreases at Mulatos and El Chanate, partially offset by additions at Island Gold and Lynn Lake

▪	Global Inferred Mineral Resources increased 13% to 5.4 million ounces of gold, (129 mt grading 1.31 g/t Au) with grades also increasing 12% driven by substantial additions at Island Gold

▪	Island Gold’s Inferred Mineral Resources increased 73% to 1.6 million ounces of gold, (4.2 mt grading 11.71 g/t Au) with grades also increase 23%

Kirazlı Project
On July 25, 2018, the Company obtained the GSM (Business Opening and Operation) permit required for the development of its Kirazlı project from the Çanakkale Governorship in Turkey. There are several additional permits required prior to the start of gold production at Kirazlı, which the Company expects to receive in due course. As disclosed in December 2018, the Operating License, which is required for the start of earthworks on the open pit, remains outstanding. The Company spent approximately $21 million of Kirazlı's initial capital estimate of $152 million in 2018.

2018 Management’s Discussion and Analysis

Outlook and Strategy

2019 Guidance
	Young-Davidson	Mulatos	Island Gold	El Chanate	Turkey	Other (2)	Total
Gold production (000’s ounces)	180-190	150-160	135-145	15-25			480-520
Cost of sales, including amortization (in millions)(4),(5)	$226	$165	$123	$26	—	—	$540
Cost of sales, including amortization ($ per ounce)(4),(5)	$1,220	$1,065	$880	$1,300	—	—	$1,080
Total cash costs ($ per ounce)(1),(5)	$750-790	$820-860	$460-500	$1,200	—	—	$710-750
All-in sustaining costs ($ per ounce)(1),(5)					—	—	$920-960
Mine-site all-in sustaining costs ($ per ounce)(1),(3),(5)	$940-980	$860-900	$730-770	$1,200	—	—	—
Amortization costs ($ per ounce)(1)	$450	$225	$400	$100	—	—	$350
Capital expenditures (in millions)
Sustaining capital(1)	$35-40	$5	$35-40	—	—	—	$75-85
Growth capital(1)	$45-50	$45-50 (6)	$15-20	—	$75	$35 (2)	$215-230
Total capital expenditures(1)	$80-90	$50-55	$50-60	—	$75	$35	$290-315

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.

(2)	Includes capitalized exploration at all operating sites and development projects (excluding Turkey which is separately disclosed).

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.

(5)
Company-wide cost of sales, total cash costs, and all-in sustaining costs guidance have been updated from original guidance. The Company has not revised guidance for cost of sales, total cash costs, and mine-site all-in sustaining costs at individual mine sites.

(6)	Includes capital spending at Cerro Pelon and La Yaqui Grande of approximately $33 million

The Company’s long-term strategic objective is to generate increasing cash flow through low-cost production growth from its existing operations and portfolio of development projects. In 2018, the Company produced a record 505,000 ounces of gold, an 18% increase from 2017, driven by strong operational performances from both Island Gold and Mulatos. Since 2014, Alamos has transformed from a single asset producer with 140,000 ounces of annualized production to producing 505,000 ounces from four operating mines. This transformational growth has been accomplished while also improving margins through lower operating costs. Looking forward, the Company anticipates a substantial reduction in growth capital in 2020 and beyond and a further reduction in costs, which will lead to strong free cash flow growth.

In 2018, the Company continued to execute on its various internal growth initiatives. This included advancing the lower mine expansion at Young-Davidson, as well as the successful completion of the Phase I expansion at Island Gold while also delivering a significant increase in Mineral Reserves and Resources which will support future expansions. Within the development pipeline, the permits for the Cerro Pelon project in Mexico were received in 2018 and construction has now commenced. In addition, the GSM permit for the Kirazlı project in Turkey was received with full scale construction anticipated to commence following the receipt of the Operating License.

The Company expects a similar level of production in 2019, relative to 2018, with total cash costs and all-in sustaining costs expected to decrease 9% and 5%, respectively (based on the mid-point of guidance) driven by operational improvements at Young-Davidson and low-cost production growth at Island Gold. Costs and capital are expected to decline through the year driving stronger mine-site free cash flow in the second half of the year.

The near-term focus at Young-Davidson remains on maximizing efficiency from the upper mine infrastructure, while completing development and construction of the lower mine. Gold production at Young-Davidson is expected to increase slightly in 2019 to a range of 180,000 to 190,000 ounces, compared to 2018 production of 180,000 ounces. Total cash costs and mine-site all-in sustaining costs are expected to decrease 6% compared to 2018, driven by higher underground mining rates and grades mined. Young-Davidson’s 2019 guidance for production, mining rates, operating costs and capital are all consistent with its average performance over the past two years.

Capital spending at Young-Davidson is expected to total $80 to $90 million, consistent with 2018. Spending will be focused on completing development and infrastructure of the lower mine as well as starting construction of a newly permitted tailings facility (“TIA 1”). The Company successfully completed permitting of TIA 1 during the fourth quarter of 2018 with receipt of the Schedule

2018 Management’s Discussion and Analysis

2 Amendment from the Federal government. TIA 1 will provide sufficient capacity for the remaining Mineral Reserves and Resources at Young-Davidson at substantially lower costs than the current facility.

Gold production from Young-Davidson is expected to decrease in 2020 reflecting approximately three months of downtime of the Northgate shaft to complete the tie-in of the upper and lower mines. This will temporarily limit underground throughput and impact three months of production during the first half of 2020. Following completion of the tie-in, underground mining rates are expected to ramp up above 7,500 tpd in the second half of 2020 and towards the long-term target of 8,000 tpd in 2021. This is expected to drive annual gold production above 200,000 ounces per year in 2021 and beyond. Combined with declining costs and capital spending, the Company expects strong free cash flow growth from Young-Davidson starting in the second half of 2020.

Island Gold is expected to produce between 135,000 to 145,000 ounces in 2019, a 32% increase relative to the previous record in 2018, reflecting higher grades and throughput with the completion of the Phase I expansion last year. Combined with an expected 19% decrease in total cash costs and 4% decrease in mine-site all-in sustaining costs, Island Gold is expected to generate strong free cash flow growth in 2019, net of a continued significant investment of $19 million in exploration to further expand Mineral Reserves and Resources.

Capital spending at Island Gold is expected to total $50 to $60 million in 2019, consistent with 2018. This includes $35 to $40 million of sustaining capital with underground development being accelerated to bring the significant growth in Mineral Reserves and Resources into the mine plan as well as support mining rates above 1,100 tpd. Lateral exploration development has also been increased to support the expanded exploration program.

The Phase I expansion at Island Gold was completed in September 2018, expanding the mill to a design capacity of approximately 1,200 tpd. The current mine infrastructure can support similar mining rates; however, the operation is currently permitted to operate at an average annual rate of 1,100 tpd. With a mine and mill that can support higher throughput rates, the Company is in the process of permitting an amendment to 1,200 tpd which is expected to be received by the end of 2019 as part of a Phase II expansion. In parallel, the Company has started an evaluation of a potential Phase III expansion of the operation beyond 1,200 tpd.

Total production from the Mulatos District is expected to be between 150,000 to 160,000 ounces of gold in 2019, consistent with long term guidance provided in January 2018. Mulatos significantly outperformed this production range in 2018 reflecting higher than expected recoveries at La Yaqui and Mulatos, and extended production from the high-grade San Carlos underground deposit which reached the end of its mine life in the third quarter of 2018. Mine-site all-in sustaining costs are expected to decrease relative to 2018 guidance of $900 per ounce reflecting the end of the 5% royalty early in 2019. Mine-site all-in sustaining costs are expected to increase slightly from 2018 with the operation having outperformed in 2018 given the above noted factors.

Capital spending across the Mulatos District is expected to total $50 to $55 million in 2019 including $5 million of sustaining capital. This increased from 2018 reflecting $25 million budgeted in 2019 for development of the Cerro Pelon project. Cerro Pelon is higher grade, higher return project and is expected to start contributing low cost production in 2020.

Mining activities ceased at El Chanate in the fourth quarter of 2018 and the operation has transitioned to residual leaching which will result in a declining rate of production through 2019. Mine-site all-in sustaining costs are expected to average $1,200 per ounce in 2019, with approximately 25% of those costs having been already incurred.

Development capital spending in 2019 will be primarily focused on the construction of the Kirazlı project, with the bulk of the remainder comprised of capitalized exploration at Island Gold and exploration, permitting and development activities at Lynn Lake.

The 2019 global exploration budget is $33 million, down slightly from the 2018 budget reflecting lower exploration spending at Mulatos. Island Gold continues to be the main focus of exploration with $19 million budgeted, an increase from the 2018 initial budget of $15 million. Mulatos and Lynn Lake remain the other two areas of focus with $6 million budgeted for each.

With over $600 million of cash and available liquidity, no debt, and growing cash flow from its operations, the Company is well positioned to fund its internal growth initiatives.

2018 Management’s Discussion and Analysis

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 11,000 acres, and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Gold production (ounces)	50,900	56,500	180,000	200,000
Gold sales (ounces)	51,944	52,475	185,593	197,937
Financial Review (in millions)
Operating Revenues	$64.4	$66.8	$236.3	$249.7
Cost of sales (1)	$61.5	$58.1	$235.0	$213.4
Earnings from operations	$2.9	$8.7	$1.3	$36.3
Cash provided by operating activities	$23.6	$33.4	$97.5	$114.5
Capital expenditures (sustaining) (2)	$10.8	$8.7	$35.8	$34.1
Capital expenditures (growth) (2)	$12.3	$8.3	$50.8	$46.2
Mine-site free cash flow (2)	$0.5	$16.4	$10.9	$34.2
Cost of sales, including amortization per ounce of gold sold (1)	$1,184	$1,107	$1,266	$1,078
Total cash costs per ounce of gold sold (2)	$764	$690	$822	$658
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$974	$859	$1,017	$834
Underground Operations
Tonnes of ore mined	588,956	664,847	2,280,399	2,423,289
Tonnes of ore mined per day ("tpd")	6,402	7,227	6,248	6,639
Average grade of gold (4)	2.71	2.70	2.51	2.69
Metres developed	2,975	2,776	12,009	12,787
Mill Operations
Tonnes of ore processed	745,567	716,273	2,683,962	2,735,267
Tonnes of ore processed per day	8,104	7,786	7,353	7,494
Average grade of gold (4)	2.39	2.59	2.31	2.47
Contained ounces milled	57,192	59,561	197,701	217,184
Average recovery rate	92%	92%	92%	92%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson met revised production guidance with strong fourth quarter production of 50,900 ounces of gold. This was lower than the comparative quarter of 2017; however, a 4% improvement from the third quarter of 2018 and the highest quarterly production of the year reflecting higher underground mining rates and grades. Full year production of 180,000 ounces decreased 10% from 2017 primarily due to unscheduled downtime encountered in the first half of 2018 to both the Northgate hoist and the mill.
Underground mining rates increased to 6,402 tpd in the fourth quarter, a 7% increase from the third quarter and in-line with revised near-term guidance of 6,500 tpd until the tie-in of the lower mine in the first half of 2020 is completed. For the full year, underground mining rates were below prior year rates at 6,248 tpd due to temporary ore pass challenges experienced in the first half of the year, and eight days of downtime to the Northgate shaft in the second quarter. Underground mining rates are expected to increase substantially in the second half of 2020 following completion of the lower mine tie-in.
Underground grades mined also improved significantly to 2.71 g/t Au in the fourth quarter, a 5% increase from the third quarter and the highest grades of the year. Underground grades mined of 2.51 g/t Au for the year were slightly below guided levels and reserve grade of 2.69 g/t Au, due primarily to mine sequencing.
Mill throughput increased to a record 745,567 tonnes, or 8,104 tpd, in the fourth quarter, an 11% increase from the third quarter, bringing full year mill throughput to 7,353 tpd. Mill throughput is expected to average 7,800 tpd in the first half of 2019 before

2018 Management’s Discussion and Analysis

decreasing to match underground mining rates in the second half of the year once lower grade surface stockpiles have been depleted.
Mill recoveries of 92% in the quarter and year-to-date were in line with expectations and the prior year period.
Financial Review
Fourth quarter revenues of $64.4 million were consistent with the comparative prior year quarter, and 12% higher than the third quarter of 2018 reflecting higher ounces sold and a higher realized gold price. Revenues of $236.3 million in 2018 were $13.4 million lower than the prior year due to a 6% decline in ounces sold, partially offset by a higher realized gold price.
Cost of sales, which reflects mining and processing costs, royalties, and amortization expense of $61.5 million were higher than the comparative quarter of 2017 reflecting higher per tonne underground mining costs and processing costs. For 2018, cost of sales were $235.0 million, an increase of $21.6 million due to higher underground mining costs, primarily attributable to increased maintenance and input costs.
Total cash costs decreased to $764 per ounce in the fourth quarter, down 7% from the third quarter and the lowest quarterly costs in 2018. Total cash costs were 11% higher than the fourth quarter of 2017 due to lower grades processed and a higher mining cost per tonne. Mining costs of CAD $51 per tonne in the quarter were above budget, reflecting the impact of lower mining rates on fixed costs, as well as higher diesel and maintenance costs. Total cash costs of $822 per ounce for 2018 were 25% higher than the prior year period reflecting 7% lower grades mined, and a 16% increase in mining cost per tonne.
Mine-site AISC also decreased to $974 per ounce in the fourth quarter, down 5% from the third quarter. For the full year, mine-site AISC averaged $1,017 per ounce. Mine-site AISC were 13% and 22% higher than the prior year quarter and prior year, respectively, reflecting higher total cash costs and higher sustaining capital. Total cash costs and mine-site AISC are both expected to decrease by approximately 6% in 2019.
Capital expenditures were $23.1 million in the fourth quarter, higher than the same quarter of 2017. This included $10.8 million of sustaining capital and $12.3 million of growth capital. Major capital spending in the fourth quarter was focused on lower mine development and lateral development in the upper and lower mines. Capital expenditures of $86.6 million for the twelve-month period were higher than the prior year period and guidance reflecting increased spending on tailings and water management.
Young-Davidson generated mine-site free cash flow of $0.5 million in the fourth quarter and $10.9 million for the full year, lower than the same periods of 2017 due to less ounces sold, lower gross margins and higher capital spending.

2018 Management’s Discussion and Analysis

Island Gold

The Island Gold mine is a high grade, low cost underground mining operation located 83 kilometres northeast of Wawa, Ontario. The mine comprises 217 patented, leased and staked claims covering 7,926 hectares. The mine began production in October 2007.
Financial results for Island Gold are included for the period of ownership (November 23, 2017) onward. Operational data is presented in the table below for the fourth quarter and the full year period of 2017 for informational purposes.

Island Gold Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017 (1)	2018	2017 (1)
Gold production (ounces) (1)	29,000	9,000	105,800	9,000
Gold sales (ounces) (1)	30,199	11,720	105,520	11,720
Financial Review (in millions)
Operating Revenues	$37.5	$14.9	$135.1	$14.9
Cost of sales (2)	$28.7	$13.4	$106.5	$13.4
Earnings from operations	$7.8	$1.5	$27.2	$1.5
Cash provided by operating activities	$16.3	$11.8	$75.9	$11.8
Capital expenditures (sustaining) (3)	$8.0	$1.7	$20.2	$1.7
Capital expenditures (growth) (3)	$5.7	$2.0	$30.3	$2.0
Capital expenditures (capitalized exploration) (3)	$3.1	$1.1	$15.6	$1.1
Mine-site free cash flow (3)	($0.5)	$7.0	$9.8	$7.0
Cost of sales, including amortization per ounce of gold sold (2)	$950	$1,143	$1,009	$1,143
Total cash costs per ounce of gold sold (3)	$570	$401	$589	$401
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)	$834	$546	$781	$546
Underground Operations
Tonnes of ore mined	102,692	94,407	344,336	374,962
Tonnes of ore mined per day ("tpd")	1,116	1,026	943	1,027
Average grade of gold (5)	8.95	9.44	9.07	9.42
Metres developed	1,560	1,667	6,477	6,906
Mill Operations
Tonnes of ore processed	105,432	84,559	369,767	338,603
Tonnes of ore processed per day	1,146	919	1,013	928
Average grade of gold (5)	9.02	8.46	9.20	9.36
Contained ounces milled	30,621	23,005	109,414	101,842
Average recovery rate	96%	96%	96%	97%

(1)
Financial results from Island Gold are included in Alamos’ consolidated financial statements for the period subsequent to November 23, 2017. Gold production from Island Gold for the three and twelve-months ended December 31, 2017 was 22,100 and 98,600 ounces.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Grams per tonne of gold ("g/t Au").

Island Gold produced a record 29,000 ounces in the fourth quarter and a record 105,800 ounces for the full year, a 7% increase from 2017. Island Gold exceeded expectations in 2018 with full-year production meeting the mid-point of revised guidance, which had been increased twice during the year.
Underground mining rates increased to 102,692 tonnes, or 1,116 tpd in the fourth quarter. This marked a 37% improvement from the third quarter as mining rates were increased to match the expanded mill capacity. For the full-year, 344,336 tonnes were mined, or 943 tpd, with mining rates in line with milling capacity prior to completing the mill expansion. Underground mining rates are expected to average 1,100 tpd in 2019, a 17% increase from average mining rates of 943 tpd in 2018. Underground grades mined averaged 8.95 g/t Au in the fourth quarter and 9.07 g/t Au for the full year, the latter above guidance reflecting a positive grade reconciliation.
Mill throughput increased to a new record of 105,432 tonnes, or 1,146 tpd in the fourth quarter reflecting the completion of the Phase I expansion of the mill in September 2018. This marked a 13% increase compared to the third quarter and 25% increase compared to the prior year quarter. The Phase I expansion has increased the design capacity of the mill to approximately 1,200 tpd; however,

2018 Management’s Discussion and Analysis

the operation is currently permitted to operate at an average annual rate of 1,100 tpd. With a mine and mill that can support higher throughput rates, the Company is in the process of permitting an amendment to 1,200 tpd which is expected to be received by the end of 2019 as part of a Phase II expansion.
Mill recoveries were 96% for both the fourth quarter and full year, in line with the prior year and budget. Milled grades of 9.02 g/t Au for the quarter and 9.20 g/t Au for the year were consistent with underground grades mined. Milled grades are expected to increase to between 10.50 and 11.50 g/t Au in 2019. Combined with higher mining and milling rates, this is expected to drive a 32% increase in gold production in 2019 (based on the mid-point of guidance).
Financial Review
With the Company acquiring Island Gold on November 23, 2017, financial information prior to the acquisition date has not been included in the comparative table above.
Island Gold generated revenues of $37.5 million in the fourth quarter reflecting record gold production and ounces sold. Revenues for the year were $135.1 million compared to $14.9 million in the prior year, which was a partial period.
Cost of sales in the fourth quarter and for the full year were $28.7 million and $106.5 million, respectively. Cost of sales includes ongoing amortization charges related to the purchase price of the asset, which increases amortization to approximately $375 per ounce based on current Mineral Reserves and Resources.
Total cash costs were $570 per ounce in the fourth quarter, a 15% improvement from the third quarter of 2018, reflecting lower per tonne mining costs driven by higher mining rates. Full year total cash costs of $589 per ounce were slightly above annual guidance of $575 per ounce reflecting higher underground mining costs, partially offset by higher grades mined. Total cash costs are expected to decrease approximately 19% in 2019 driven by higher grades mined and mining rates.
Mine-site AISC of $834 per ounce in the fourth quarter were slightly above annual guidance of $825 per ounce primarily reflecting the timing of sustaining capital, as spending was below budget for the first half of the year. Full year mine-site AISC of $781 per ounce were below full year guidance reflecting higher production and lower sustaining capital.
Capital expenditures totaled $16.8 million in the fourth quarter, with spending focused primarily on lateral development, mining equipment, and capitalized exploration. This included $8.0 million of sustaining capital and $8.8 million of growth capital (inclusive of capitalized exploration). For 2018, capital expenditures totaled $66.1 million, consistent with guidance. This included $15.6 million of capitalized exploration focused on increasing near-mine Mineral Resources.
Mine-site free cash flow was negative $0.5 million during the fourth quarter due to timing of capital spending. For 2018, Island Gold generated mine-site free cash flow of $9.8 million, ahead of budget driven by stronger than expected production. Island Gold is expected to generate strong free cash flow growth in 2019 driven by higher production and lower costs.

2018 Management’s Discussion and Analysis

Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,972 hectares of mineral concessions in close proximity to the Mulatos mine. The mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.97 million ounces of gold to-date. The Mulatos mine is subject to a 5% royalty which is capped at 2 million ounces of gold. This is expected to be achieved in the first quarter of 2019, after which no third-party royalty is payable on production at Mulatos. Financial and operating results at Mulatos include La Yaqui Phase I, where commercial production commenced in September 2017.
Mulatos Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Gold production (ounces)	35,600	42,700	175,500	160,000
Gold sales (ounces)	38,819	50,006	175,104	159,276
Financial Review (in millions)
Operating Revenues	$48.1	$64.0	$223.3	$201.4
Cost of sales (1)	$38.4	$47.7	$173.1	$153.0
Earnings from operations	$8.8	$14.5	$42.7	$41.7
Cash provided by operating activities	$14.7	$22.3	$71.0	$64.3
Capital expenditures (sustaining) (2)	$2.5	$0.9	$7.2	$5.5
Capital expenditures (growth) (2)	$8.7	$7.1	$25.2	$19.0
Capital expenditures (capitalized exploration) (2)	$0.6	$1.0	$2.9	$6.9
La Yaqui Phase I construction cost (2)	$—	$—	$—	$12.5
Mine-site free cash flow, excluding La Yaqui construction costs (2)	$2.9	$13.3	$35.7	$32.9
Cost of sales, including amortization per ounce of gold sold (1)	$989	$954	$989	$961
Total cash costs per ounce of gold sold (2)	$793	$762	$786	$775
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$881	$798	$855	$835
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	2,118,300	2,575,306	8,479,211	8,485,933
Total waste mined - open pit	1,081,811	1,719,986	6,037,427	6,443,971
Total tonnes mined - open pit	4,270,049	4,515,673	17,267,699	15,566,165
Waste-to-ore ratio (operating)	0.51	0.67	0.71	0.76
Tonnes of ore mined - underground	—	23,238	48,772	100,701
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,776,719	1,745,513	6,795,175	6,796,155
Average grade of gold processed (5)	0.92	0.91	0.90	0.92
Contained ounces stacked	52,296	51,242	195,606	201,222
Mill Operations
Tonnes of high grade ore milled	—	31,449	91,680	133,328
Average grade of gold processed (5)	—	8.15	6.70	9.42
Contained ounces milled	—	8,238	19,744	40,378
Total contained ounces stacked and milled	52,296	59,480	215,350	241,600
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	68%	72%	81%	66%
Ore crushed per day (tonnes) - combined	19,300	19,300	18,900	19,000

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
Mulatos produced 35,600 ounces in the fourth quarter, a decrease from the first three quarters of the year as mining from the San Carlos underground deposit ceased in the third quarter. For the full year, Mulatos produced 175,500 ounces meeting the mid-point of revised guidance, which was increased twice during the year. Mulatos outperformed initial guidance and budget with the San

2018 Management’s Discussion and Analysis

Carlos underground mine operating approximately six months longer than expected, as well as higher than budgeted heap leach recoveries from both Mulatos and La Yaqui Phase I. With no further production from San Carlos, the Company expects 2019 production to return to the previously guided long term range of 150,000 to 160,000 ounces.
Total tonnes mined in the fourth quarter were 6% lower than the prior year quarter, due to an unexpected pit slope movement in the El Salto area of the open pit which temporarily impacted access to the Mulatos pit. On a year-to-date basis, total tonnes mined were 11% higher than 2017 reflecting a full year of mining at La Yaqui Phase I compared to one quarter in the prior year. The waste-to-ore ratio of 0.51:1 was lower than the prior year quarter and guidance.
Total crusher throughput averaged 19,300 tpd for a total of 1,776,719 tonnes stacked in the fourth quarter at a grade of 0.92 g/t Au, both in line with the prior year period. Total crusher throughput and grade for the year was also in line with the prior year period, and slightly above guidance.
The recovery ratio of ounces produced to contained ounces stacked and milled was 68% in the quarter compared to 72% in the prior year period. For the full-year, the recovery ratio of 81% significantly outperformed guidance of 75%, resulting in stronger production for the year. The Company expects a recovery ratio of 70% in 2019.
Financial Review
Fourth quarter revenues of $48.1 million were $15.9 million lower than the prior year quarter, primarily due to lower concentrate ounces sold in 2018 with the completion of mining at San Carlos in September. Revenues for 2018 were $223.3 million, an 11% increase from the prior year due to higher realized gold prices and ounces sold.
Cost of sales of $38.4 million in the fourth quarter were lower than the prior year period, due to lower tonnes mined in the open pit and the completion of underground mining at San Carlos. For the full year of 2018, cost of sales of $173.1 million were higher than the prior year reflecting higher total tonnes mined and increased amortization related to mining at La Yaqui Phase I.
Total cash costs of $793 per ounce in the fourth quarter were higher than $762 per ounce in the prior year quarter, as a result of lower recoveries, partially offset by a lower strip ratio. Total cash costs averaged $786 per ounce in 2018, below full year guidance of $800 per ounce and consistent with 2017 costs of $775 per ounce.
Mine-site AISC in the fourth quarter of $881 per ounce were higher than the $798 per ounce reported in the prior year quarter, due to timing of sustaining capital spending and higher cash costs. Mine-site AISC averaged $855 per ounce in 2018, below guidance of $900 per ounce and consistent with the prior year period.
Mulatos generated mine-site free cash flow of $2.9 million in the fourth quarter and $35.7 million for the full year, driven by stronger than expected production, and increased operating margins. A portion of Mulatos' strong cash flow in 2018 was invested in permitting and early construction activities at Cerro Pelon, advancing permitting at La Yaqui Grande, as well as funding ongoing exploration activities.

2018 Management’s Discussion and Analysis

El Chanate

The El Chanate mine is located northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate ceased mining activities in October 2018 and transitioned to residual leaching.
El Chanate Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Gold production (ounces)	10,100	12,100	43,700	60,400
Gold sales (ounces)	10,199	12,585	43,662	61,182
Financial Review (in millions)
Operating Revenues	$13.1	$16.0	$57.1	$76.8
Cost of sales (1)	$78.5	$17.4	$124.8	$77.0
Loss from operations	($65.4)	($1.4)	($67.7)	($0.2)
Cash provided by operating activities	$2.4	$0.6	$0.6	$4.8
Capital expenditures	$0.1	$0.2	$0.6	$1.4
Mine-site free cash flow (2)	$2.3	$0.4	$—	$3.4
Cost of sales, including amortization per ounce of gold sold (1)	$7,697	$1,383	$2,858	$1,259
Total cash costs per ounce of gold sold (2)	$1,304	$1,311	$1,289	$1,188
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,333	$1,335	$1,317	$1,218
Open Pit Operations
Tonnes of ore mined	481,623	895,545	3,050,636	4,475,004
Total tonnes mined	658,014	4,156,001	8,815,076	22,646,606
Waste-to-ore ratio (operating)	0.37	3.64	1.89	4.06
Average grade of gold (4)	0.52	0.48	0.55	0.47
Crushing and Heap Leach Operations
Total tonnes of ore stacked	573,336	988,640	3,066,456	4,536,847
Average grade of gold (4)	0.52	0.48	0.55	0.50
Total contained ounces stacked	9,585	15,257	54,224	72,932
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	6,200	10,700	8,400	12,400

(1)
Cost of sales includes mining and processing costs, royalties and amortization. For the three months and year ended December 31, 2018, cost of sales includes a $64.0 million non-cash inventory impairment charge at El Chanate.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
El Chanate produced 10,100 ounces of gold in the fourth quarter of 2018, down from 12,100 ounces in the prior year quarter as the operation has transitioned to residual leaching in the quarter. Mining activities ceased at El Chanate on October 30, 2018. The Company expects to recover between 15,000 and 25,000 ounces in 2019 through residual leaching.
Financial Review
Fourth quarter revenues of $13.1 million were lower than the prior year quarter due to fewer ounces sold as mining activities wound down during the period. Revenues for 2018 of $57.1 million were down from $76.8 million in the prior year period due to a lower realized gold price and ounces sold.
During the fourth quarter, the Company reviewed the heap leach pad inventory at the El Chanate mine as the operation transitioned to residual leaching activities. This included an analysis of the number of ounces included in inventory on the heap leach pad that are expected to be recovered economically. It was determined that approximately 51,900 ounces are not economically recoverable. As a result, the Company incurred a non-cash inventory impairment charge of $64.0 million (pre-tax) which has been included in cost of sales.
Total cash costs per ounce of $1,304 for the fourth quarter, were consistent with the prior year period. Total cash costs per ounce of $1,289 in 2018 were higher than 2017 reflecting lower ounces stacked in the period, and higher per-tonne mining and processing costs resulting from lower throughput. Mine-site AISC per ounce were $1,333 for the quarter and $1,317 for the full year.

2018 Management’s Discussion and Analysis

Mine-site free cash flow was $2.3 million in the quarter and break-even for the year. The Company expects mine-site free cash flow to improve in 2019 with the transition to residual leaching.
Fourth Quarter 2018 Development Activities

Kirazlı (Çanakkale, Turkey)
The Company has been granted the three major permits required for the start of construction of Kirazlı including the Environmental Impact Assessment, Forestry Permits and GSM (Business Opening and Operation) permit.
There are several additional permits required prior to the start of gold production at Kirazlı, which the Company expects to receive in due course. As disclosed in December 2018, the next permit required to meet the construction schedule is an Operating License which allows for the start of earthworks on the future open pit. Following receipt of the Operating License, the Company expects to ramp up major construction and earthworks activities, putting initial production from Kirazlı on track for the second half of 2020.
The Company spent $20.9 million of Kirazlı's initial capital of $152 million in 2018 with road construction complete and the water reservoir and power line 50% and 85% complete, respectively.
As outlined in the 2017 Feasibility Study, Kirazlı has a 44% after-tax internal rate of return and is expected to produce over 100,000 ounces of gold during its first full year of production at mine-site all-in sustaining costs of less than $400 per ounce.
Mulatos District (Sonora, Mexico)
Cerro Pelon and La Yaqui Grande
The environmental impact assessment (“MIA”) for Cerro Pelon was submitted during the second quarter of 2018, with approval of the MIA and Change in Land Use permits received in the fourth quarter. The Company has invested $3.4 million on permitting and engineering activities at these projects in the fourth quarter, and $6.8 million for the full year. On receipt of these permits, the Company has commenced full scale construction, with $25 million budgeted in 2019 for development of the project.

Given its proximity to Mulatos’ infrastructure, ore from the Cerro Pelon open pit will be trucked to the existing heap leach circuit for crushing and processing. Recently completed work includes construction of a bridge to cross the overland conveyor, and a haulage road and crushing circuit which will be located at the Mulatos mine. Cerro Pelon is a higher grade, high return project, and is expected to start contributing low cost production in 2020, driving down combined Mulatos District costs.

In addition, $8 million is budgeted in 2019 for permitting and engineering of La Yaqui Grande. The MIA for La Yaqui Grande was submitted late in 2018 with approval expected in the second half of 2019.
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life (170,000 ounces over its first six years) at average mine-site all-in sustaining costs of $745 per ounce.
Over the past year, the Company has been evaluating value engineering initiatives to enhance the project’s economics, including modifications to the overall site layout, structures and foundations for the process plant, and review of the camp location. This work along with 259,000 ounces of newly defined Mineral Reserves that were not included in the 2017 Feasibility Study will be incorporated into an updated Feasibility Study which is expected to be completed in the second quarter of 2019. Development spending in the fourth quarter of $0.6 million related to project optimization activities, and $2.4 million for the full year.
The 2019 capital budget for Lynn Lake is $11 million, including $5 million for development activities and $6 million for exploration. Development spending will be focused on completing the updated Feasibility Study and baseline work in support of the Environmental Impact Study (“EIS”) for the project that will be submitted to satisfy Federal and Provincial environmental assessment requirements. The permitting process is expected to take approximately two years followed by two years of construction.

2018 Management’s Discussion and Analysis

Fourth Quarter 2018 Exploration Activities

Island Gold (Ontario, Canada)
The 2018 exploration program targeted three main areas within the Island Main Zone which extends over two-kilometres along strike. The focus was on expanding the down-plunge and lateral extensions of the deposit with the objective of adding new near-mine Mineral Resources. Drill holes in the Main and Western Extension areas were testing high-grade, east-plunging shoots below existing Mineral Reserves and Resources. Drill holes in the Eastern Extension were exploring for additional plunging shoots along strike beyond existing Mineral Reserves and Resources.
The 2018 exploration budget included 45,000 metres ("m") of surface directional exploration drilling, 30,000 m of underground exploration drilling, 35,000 m of underground delineation drilling and 15,000 m of regional exploration drilling.
The underground delineation drilling program was focused on converting Inferred Mineral Resources into Indicated Mineral Resources. This drilling was conducted from the 340, 450, 620, 730, and 840 levels.
Surface exploration drilling
A total of 9 holes were completed in the fourth quarter as part of the directional drilling program which totaled 11,737 m. Directional drilling targeted areas peripheral to the Inferred Mineral Resource blocks below the 1,000 m level, with drill hole spacing ranging from 75 m to 100 m. The area that was targeted by the surface directional drill program extends approximately 2,000 m in strike length between the 1,000 m and 1,500 m elevation below surface.
The surface directional drilling program will continue in 2019 with a focus on defining new Inferred Mineral Resources.
In the fourth quarter, 5 holes totalling 6,039 m were completed as part of the regional exploration drilling program to drill test targets along the Goudreau Deformation Zone to the west of the main Island Gold Mine deposit and at the Kremzar Gold Deposit.
Underground exploration drilling
During the fourth quarter of 2018, a total of 2,596 m of underground exploration diamond drilling was completed in 7 holes from the 450 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks.
Total capitalized exploration expenditures at Island Gold during the fourth quarter of 2018 were $3.1 million, with full year capitalized exploration expenditures of $15.6 million.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Over the last three years, exploration has moved beyond the main Mulatos pit area and focused on prospects throughout the wider district. After significant exploration success at La Yaqui Grande over the past few years, the focus in 2018 has shifted to other parts of the district including El Carricito, El Halcon and El Jaspe.
In the fourth quarter of 2018, the Company invested $1.5 million in exploration activities within the Mulatos District, of which $0.6 million was capitalized and the remainder expensed. This included 4,174 m of diamond drilling focused on El Carricito. For the full year, the Company spent $10.5 million, of which $2.9 million was capitalized.
At El Carricito, the drill program is testing anomalous alteration and structural targets identified by mapping in the first half of 2018.
Lynn Lake (Manitoba, Canada)
The results from the 2018 regional exploration program which included till sampling, mapping, and prospecting have been integrated with the Lynn Lake database and are being interpreted in conjunction with the results of the airborne gravity gradiometer ("AGG") and magnetic survey with the objective of generating a pipeline of prospective targets across the Lynn Lake Greenstone Belt.
Spending in the fourth quarter totaled $1.4 million, with full year expenditures to $5.1 million.

2018 Management’s Discussion and Analysis

Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the fourth quarter of 2018, the London PM Fix price of gold averaged $1,227 per ounce, while the Company realized an average gold price of $1,244 per ounce in the quarter, $17 per ounce above the London PM Fix. The Company was effective in managing gold price fluctuations throughout the year, including hedging a portion of its gold production, which resulting in a realized gold price of $1,278 per ounce in 2018, or $10 per ounce above the London PM Fix for the year.
As at December 31, 2018, the Company has hedged 15,000 ounces ensuring an average minimum gold price of $1,250 per ounce and participation up to an average gold price of $1,377 per ounce. Subsequent to year end, the Company hedged a further 85,000 ounces, bringing the total to 100,000 ounces ensuring an average minimum gold price of $1,289 per ounce and participation up to an average gold price of $1,413 per ounce.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the fourth quarter of 2018, the Canadian dollar averaged approximately $1.32 CAD to $1 US dollar compared to $1.31 CAD to $1 USD in the third quarter of 2018. The Mexican peso ("MXN") averaged 19.81 MXN to $1 US dollar in the fourth quarter compared to 18.94 MXN to $1 US dollar in the third quarter of 2018

The Company recorded a $1.7 million foreign exchange loss in the fourth quarter related to translation of the Company's net monetary assets and resulting from changes in period-end foreign exchange rates. During the fourth quarter, the Canadian dollar year end spot price weakened 5% relative to the US dollar, depreciating to $1.36 CAD to $1 US dollar at December 31st compared to $1.29 CAD to $1 USD at September 30, 2018. Similarly, the Mexican peso ("MXN") year end spot price weakened 5% during the fourth quarter to 19.65 MXN to $1 US dollar as at December 31, 2018 from 18.69 MXN to $1 US dollar at September 30, 2018.

During the quarter, the movement of the CAD and MXN rates also generated a foreign exchange loss of $14.1 million on the revaluation of monetary tax and deferred tax balances, recorded within deferred tax expense.

The Company actively manages its currency exposure through a hedging program, which resulted in realized foreign exchange loss of $0.6 million in the quarter, and a gain $3.9 million for the full year. The Company applies hedge accounting; accordingly these realized loss and gains have been applied to benefit operating and capital costs at the operating mines, which has improved mine-site all-in sustaining costs for the full year.

2018 Management’s Discussion and Analysis

Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017	2016
Gold production (ounces) (1)	125,600	120,300	505,000	429,400	392,000
Gold sales (ounces)	131,161	126,786	509,879	430,115	389,151
Operating Revenues	$163.1	$161.7	$651.8	$542.8	$482.2
Cost of sales(2)	$207.1	$136.6	$639.4	$456.8	$429.3
(Loss) earnings from operations	($51.3)	$17.1	($22.6)	$56.0	$21.3
Net (loss) earnings	($71.5)	($4.7)	($72.6)	$26.6	($17.9)
Adjusted net (loss) earnings (3)	$4.3	$0.3	$19.6	$38.9	($16.0)
(Loss) earnings per share, basic	($0.18)	($0.01)	($0.19)	$0.09	($0.07)
Adjusted (loss) earnings per share (3)	$0.01	—	$0.05	$0.13	($0.06)
Total assets			$3,265.2	$3,320.3	$2,492.2
Total non-current liabilities			538.0	525.9	633.2
Cash flow from operations	$47.4	$48.6	$213.9	$163.5	$135.7
Dividends per share, declared	0.01	0.01	0.02	0.02	0.02
Average realized gold price per ounce	$1,244	$1,275	$1,278	$1,262	$1,239
Cost of sales per ounce of gold sold, including amortization (2)	$1,579	$1,077	$1,254	$1,062	$1,103
Total cash costs per ounce of gold sold (3)	$770	$753	$802	$770	$797
All-in sustaining costs per ounce of gold sold (3)	$983	$902	$989	$933	$1,010

(1)
Gold production from Island Gold have been included in this table for periods subsequent to November 23, 2017 only. Gold production from Island Gold for the three and twelve months ended December 31, 2017 was 22,100 and 98,600 ounces, respectively.

(2)
Cost of sales includes mining and processing costs, royalties and amortization. For the three months and year ended December 31, 2018, cost of sales includes a $64.0 million non-cash inventory impairment charge at El Chanate.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Review of Fourth Quarter Financial Results

Operating Revenue
During the fourth quarter of 2018, the Company sold 131,161 ounces of gold for total revenue of $163.1 million, an increase of $1.4 million compared to the prior year period. This was primarily driven by the Island Gold acquisition completed in November 2017, which contributed a record 30,199 ounces, or $37.5 million in gold sales in the quarter, offset by lower ounces sold at Mulatos and a lower realized gold price in the quarter. The Company's realized gold price of $1,244 per ounce in the fourth quarter was $17 per ounce higher than the London PM fix of $1,227 per ounce.
Cost of Sales
For the fourth quarter of 2018, cost of sales were $207.1 million, compared to $136.6 million in the prior-year period, with the increase driven by a non-cash inventory impairment charge recorded at El Chanate in the quarter.
Mining and Processing
Mining and processing costs were $96.2 million compared to $90.6 million in the prior-year period. The increased costs were mainly the result of the addition of Island Gold, which contributed $15.5 million of mining and processing costs in the period, as well as higher per-unit operating costs at Young-Davidson.
Consolidated total cash costs for the quarter were $770 per ounce, compared to $753 in the prior year period. The increase was driven by higher total cash costs at Young-Davidson and El Chanate, partially offset by the addition of lower cost production from Island Gold.
In the quarter, AISC per ounce increased to $983 from $902 in the prior year period. This was primarily driven by higher total cash costs, and the timing of sustaining capital spending at Young-Davidson.
Impairment of El Chanate inventory
During the quarter, the Company wrote down $64.0 million of heap leach inventory at El Chanate, of which $62.5 million was related to mining and processing costs and $1.5 million was related to amortization. The Company ceased mining activities at El Chanate during 2018 and has begun residual leaching the heap leach pad.  An analysis of the recoverability of the ounces in inventory on

2018 Management’s Discussion and Analysis

the heap leach pad was conducted as of December 31, 2018. The Company estimated that approximately 51,900 ounces may not be economically recovered, resulting in a non-cash impairment charge of $64.0 million ($49.9 million after-tax).
Royalties
Royalty expense was $4.8 million in the fourth quarter and consistent with the prior year period of $4.9 million, as higher royalties at Island Gold were offset by lower royalties at Mulatos.
Amortization
Amortization of $42.1 million in the quarter was consistent with the prior year period expense of $41.1 million. Amortization was $321 per ounce, compared to $324 per ounce in the prior year period, and consistent with guidance.
Loss from Operations
The Company recognized a loss from operations of $51.3 million in the quarter, compared to earnings of $17.1 million in the same period of 2017, as a result of the non-cash El Chanate inventory impairment charge of $64.0 million and increased operating costs at Young-Davidson.
Net Loss
The Company reported a net loss of $71.5 million in the quarter, compared to net loss of $4.7 million in the same period of 2017. Net loss for the fourth quarter was impacted by the non-cash inventory impairment charge, other losses related to disposals and settlement charges, and foreign exchange movements related to the weakening of Canadian dollar and Mexican Peso, which generated a foreign exchange loss of $1.7 million, as well as a foreign exchange loss of $14.1 million recorded within deferred income taxes.
Review of 2018 Financial Results

Operating Revenue
For the year ended 2018, the Company sold 509,879 ounces of gold for total revenue of $651.8 million, a 20% increase compared to the prior year period. This was primarily driven by the Island Gold acquisition, which contributed 105,520 ounces, or $135.1 million in revenue for the year, compared to 11,720 ounces in the prior year due to the acquisition closing in November 2017. In addition, the Company benefited from a higher realized gold price of $1,278 per ounce compared to $1,262 per ounce in 2017, resulting in a $6.7 million benefit.
Cost of Sales
For the year ended 2018, cost of sales were $639.4 million, compared to $456.8 million in the prior-year period. Cost of sales in 2018 includes a non-cash inventory impairment charge recorded in the fourth quarter of $64.0 million.
Mining and Processing
Mining and processing costs increased to $387.2 million from $315.6 million in the prior-year period, driven by the addition of Island Gold, which added $56.0 million of mining and processing costs in the current year. In addition, mining and processing costs at Young-Davidson increased as a result of higher underground mining and maintenance costs.
Consolidated total cash costs per ounce for 2018 were $802 per ounce compared to $770 in the prior year period. The increase in total cash costs is attributable to higher per-unit costs at Young-Davidson, driven by lower underground mining rates and higher maintenance charges during the year. Higher costs at Young-Davidson and El Chanate were partially offset by the addition of lower cost ounces from Island Gold.
For the year, AISC per ounce increased to $989 from $933 in the prior year period. The increase was primarily driven by higher operating costs and sustaining capital at Young-Davidson.
Impairment of El Chanate inventory
During the quarter, the Company wrote down $64.0 million of heap leach inventory at El Chanate, of which $62.5 million was related to mining and processing costs and $1.5 million was related to amortization. The Company ceased mining activities at El Chanate during 2018 and has begun residual leaching the heap leach pad.  An analysis of the recoverability of the ounces in inventory on the heap leach pad was conducted as of December 31, 2018. The Company estimated that approximately 51,900 ounces may not be economically recovered, resulting in a non-cash impairment charge of $64.0 million ($49.9 million after-tax).
Royalties
Royalty expense was higher for the year ended 2018 at $21.6 million, compared to $15.6 million in the prior year period, primarily due to the addition of Island Gold, and a higher number of ounces sold at Mulatos.

2018 Management’s Discussion and Analysis

Amortization
Amortization of $166.6 million in 2018 was higher than in the prior year of $125.6 million. Amortization was $327 per ounce, in line with guidance but an increase from the prior year, reflecting amortization charges at Island Gold which carries a higher per-ounce amortization charge.
Loss from Operations
The Company recognized a loss from operations of $22.6 million for the year ended 2018, compared to earnings of $56.0 million in 2017. The decrease was due to lower margins at Young-Davidson and the non-cash inventory impairment charge recorded at El Chanate, partially offset by higher ounces sold at Mulatos and Island Gold.
Net Loss
The Company reported a net loss of $72.6 million for the year ended 2018, compared to net earnings of $26.6 million in the same period of 2017. Net loss for the year ended 2018 was significantly impacted by the non-cash inventory impairment charge recorded at El Chanate and foreign exchange movements, as the Company recorded a foreign exchange loss of $4.4 million (compared to a gain of $5.0 million in the prior year), in addition to foreign exchange losses of $28.8 million recorded within deferred income taxes, mainly resulting from a weakening Canadian dollar.
Consolidated Expenses and Other

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Exploration expense	($2.5)	($2.3)	($11.0)	($8.3)
Corporate and administrative expense	(3.5)	(4.6)	(17.4)	(15.5)
Share-based compensation expense	(1.3)	(1.1)	(6.6)	(6.2)
Finance expense	(0.2)	(1.1)	(3.0)	(6.6)
Foreign exchange (loss) gain	(1.7)	(5.1)	(4.4)	5.0
Other loss	(10.1)	(5.3)	(8.4)	(3.1)
Loss on redemption of senior secured notes	—	—	—	(29.1)
Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. Exploration expenses incurred in the fourth quarter of 2018 relate to drilling at El Carricito (Mulatos), as well as corporate exploration support. Exploration spending at Island Gold, Lynn Lake and near-mine exploration at Mulatos are capitalized and are therefore reflected as capital expenditures rather than exploration expense. For 2018, exploration expense of $11.0 million primarily relates to drilling in the Mulatos district in Mexico.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. Corporate and administrative costs remained consistent with the prior year period and in line with annual guidance of $18 million for the year.
Share-based compensation
Share-based compensation expense was $1.3 million in the fourth quarter and $6.6 million for the year, both consistent with the prior year comparative periods.
Finance expense
Finance expense decreased compared to the prior year period, though was consistent with budget, as the Company repaid senior secured notes on April 3, 2017 resulting in a reduction of gross interest expense per quarter subsequent to retirement of the notes.
Foreign exchange loss
During the quarter, a foreign exchange loss of $1.7 million was recorded. Both the Canadian dollar and Mexican peso weakened by 5% in the fourth quarter, compared to the US dollar. For the year ended 2018, the foreign exchange loss of $4.4 million was driven by an 9% depreciation of the Canadian dollar.

2018 Management’s Discussion and Analysis

The Company has elected to adopt hedge accounting for its Canadian and Mexican foreign currency option and forward contracts, which reduces the impact of unrealized foreign exchange movements on net earnings. During the fourth quarter, the Company realized a loss of $0.6 million on settled contracts, and the mark-to-market loss on the outstanding hedge position of $6.2 million was recorded within other comprehensive income. For the year ended 2018, the Company realized gains of $3.9 million on settled contracts, and a mark-to-market loss of $9.8 million recorded within other comprehensive income.
The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other loss
During the fourth quarter, the Company recorded an other loss of $10.1 million compared to a loss of $5.3 million in the prior year period. The fourth quarter charges are comprised of losses on disposal of assets, legal settlement fees, mark-to-market gains and losses on non-hedged derivatives, including gold collar contracts.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada.  There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
In the fourth quarter of 2018, the Company recognized a current tax recovery of $0.6 million and a deferred tax expense of $8.8 million.  During the year ended December 31, 2018 the Company recognized a current tax expense of $17.3 million and a deferred tax expense of $16.9 million, compared to a current tax expense of $11.9 million and a deferred tax recovery of $16.3 million in the same period of 2017. Current income tax expense in 2018 was primarily related to income tax and mining taxes in Mexico. The deferred tax expense was primarily due to changes to foreign exchange rates during the periods.
The Company's Mulatos and El Chanate mines in Mexico, as well as the Young-Davidson and Island Gold mines in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively.  The legal entity financial statements for Mulatos, El Chanate, Young-Davidson and Island Gold include foreign exchange and other income items that differ from the US dollar functional currency financial statements. The total foreign exchange impact recorded within deferred taxes in the year was a $28.8 million expense (2017 - $22.5 million recovery).

2018 Management’s Discussion and Analysis

Financial Condition

	December 31, 2018	December 31, 2017
Current assets	$380.0	$453.2	Current assets decreased in 2018, driven by a lower inventory balance as the Company recorded an inventory impairment charge at El Chanate;
Long-term assets	2,885.2	2,867.1	Long-term assets remained consistent with the prior year as capital expenditures in the year were offset by amortization charges.
Total assets	$3,265.2	$3,320.3
Current liabilities	$124.9	$113.2	Current liabilities increased due to an increase in trade payables and accruals, mainly at Young-Davidson and Island Gold.
Non-current liabilities	538.0	525.9	Non-current financial liabilities increased from the prior year-end driven by movements in foreign exchanges rates and the impact of these fluctuations on the deferred income tax liability.
Total liabilities	$662.9	$639.1
Shareholders’ equity	$2,602.3	$2,681.2	Shareholders' equity for the period decreased as a result of the net loss incurred in the year, and dividends declared during the year of $7.8 million.
Total liabilities and equity	$3,265.2	$3,320.3
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at December 31, 2018, the Company had cash and cash equivalents of $206.0 million and $7.8 million in equity securities compared to $200.8 million and $35.8 million respectively, at December 31, 2017. In addition, the Company has access to an additional $400 million in liquidity through its existing credit facility. In the opinion of management, the Company's liquidity position of $613.8 million at December 31, 2018 comprised of cash and cash equivalents, equity securities and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis.
Cash Flow

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Cash flow provided by operating activities	$47.4	$48.6	$213.9	$163.5
Cash flow (used in) from investing activities	(61.5)	7.0	(196.6)	(119.4)
Cash flow (used in) from financing activities	(2.6)	(3.8)	(8.8)	(97.6)
Effect of foreign exchange rates on cash	(2.1)	—	(3.3)	2.1
Net increase in cash	(18.8)	51.8	5.2	(51.4)
Cash and cash equivalents, beginning of period	224.8	149.0	200.8	252.2
Cash and cash equivalents, end of period	$206.0	$200.8	$206.0	$200.8
Cash flow provided by operating activities
In the fourth quarter of 2018, operating activities generated cash flow of $47.4 million compared to $48.6 million in the same period of 2017. Cash flow provided by operations before working capital and taxes paid was $52.8 million in the fourth quarter, compared to $52.7 million in the prior year period. The consistent operating cash flows were due to higher ounces sold in 2018, offset by a lower realized gold price and higher operating costs. For the year ended 2018, operating activities generated $213.9 million compared to $163.5 million in the prior year period, as a result of higher gold sales and higher realized gold prices.

2018 Management’s Discussion and Analysis

Cash flow used in investing activities
For the fourth quarter of 2018, capital expenditures were $61.5 million compared to $39.2 million in 2017. Capital expenditures were higher than the prior year, reflecting capital spending at Island Gold, which was acquired on November 23, 2017, as well as higher capital at Young-Davidson. The Company invested $221.5 million on mineral property, plant and equipment for the year ended 2018, compared to $162.5 million in the prior year, primarily due to spending at Island Gold which was not included in the comparative period.
In addition, the Company liquidated its investment in AuRico Metals Inc., and Corex Gold Corp in the first quarter of 2018 for proceeds of $24.9 million and realized a gain of $14.3 million ($12.5 million net of tax). This gain was transferred from accumulated other comprehensive income to deficit.
In the comparative period, as part of the Richmont Mines acquisition that closed on November 23, 2017, the Company acquired $46.2 million in cash and cash equivalents upon close of the transaction.
Cash flow used in financing activities
In the fourth quarter of 2018, the Company paid a dividend of $3.9 million and incurred $0.9 million related to lease payments. For the year ended 2018, the Company incurred $8.8 million of an outflow primarily related to dividends paid and lease payments, offset by fund received from the exercise of stock options and warrants.
Credit Facility
In the third quarter of 2018, the Company completed the extension of its existing undrawn revolving credit facility (the "Facility") of $400.0 million to September 20, 2022 from September 20, 2021 at similar terms and conditions to those existing previously. The Facility bears interest at an interest rate of Libor plus 2.00% to 3.125% on drawn amounts and stand-by fees of 0.45% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at December 31, 2018, the Company is in compliance with the covenants and the Facility is fully undrawn.

Contractual Obligations	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Operating and financing leases	3.1	1.5	0.7	0.6	5.9
Accounts payable and accrued liabilities	118.7	—	—	—	118.7
Decommissioning liability	—	6.4	—	47.0	53.4
Contract mining	31.9	32.0	—	—	63.9
Capital commitments	24.5	—	—	—	24.5
	$178.2	$39.9	$0.7	$47.6	$266.4
Contractual obligations exist with respect to royalties; however gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price. Based on the current gold price and rates of production, royalty expense is expected to average approximately $3.5 million per quarter for 2019. Obligations related to contract mining are based on current mine plans, and are subject to change.
Initiation of Normal Course Issuer Bid and Quarterly Dividend Program
On December 24, 2018, a Normal Course Issuer Bid was initiated permitting Alamos to purchase for cancellation up to 25,513,043 Class A Common Shares (“Common Shares”), representing 10% of the Company’s public float of the Common Shares. The Company may purchase Common Shares under the Normal Course Issuer Bid over the next twelve-month period beginning December 24, 2018 and ending December 23, 2019. Any purchases made under the Normal Course Issuer Bid will be effected through the facilities of the TSX, alternative Canadian trading systems and/or the New York Stock Exchange. As at December 31, 2018, there were no purchases, however, in 2019, the Company has purchased and cancelled 2,444,352 common shares at a cost of $10.0 million or $4.07 per share.
Commencing in the first quarter of 2019, the Company is initiating a quarterly dividend commencing in the first quarter of 2019, with the first dividend of $0.01 per share payable to shareholders on record on March 15, 2019, to be paid on March 29, 2019. The Company expects to increase the amount of dividends paid to shareholders in 2019 through the quarterly program opposed to the historic practice of semi-annual dividends

2018 Management’s Discussion and Analysis

Outstanding Share Data

February 20, 2019
Common shares	388,805,896
Stock options	6,655,455
Deferred share units	645,413
Performance share units	983,441
Restricted share units	2,213,200
399,303,405
Related party transactions

There were no related party transactions during the year other than those disclosed in the Company’s consolidated financial statements for the year ended December 31, 2018.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at December 31, 2018, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.  These option contracts ensure a minimum average realized gold price of $1,250 per ounce and a maximum average realized gold price of $1,377 per ounce, regardless of the movement in gold prices during 2019.

The following gold collar contracts are outstanding as of December 31, 2018:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2019	Collar	15,000	$1,250	$1,377

The fair value of these contracts was a liability of $0.1 million at December 31, 2018 (December 31, 2017 - asset of $0.5 million). The options mature through 2018.
For the year ended December 31, 2018, the Company realized a gain of $3.9 million related to the settlement of option contracts (for the year ended December 31, 2017 - realized losses of $0.6 million). The total unrealized losses for the year ended December 31, 2018 was $0.6 million (for the year ended December 31, 2017 - unrealized gain of $2.6 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.
Foreign currency contracts
As at December 31, 2018, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:

2018 Management’s Discussion and Analysis

Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)	Forward price (USD/CAD)
2019	Collars	342.0	1.30	1.35	N/A
2019	Forwards	9.0	N/A	N/A	1.34
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2019	Collars	1,380.0	19.50	22.07
The fair value of these contracts was a liability of $4.7 million at December 31, 2018 (December 31, 2017 - asset of $5.0 million). For the year ended December 31, 2018, the Company realized gains of $3.9 million on the foreign currency contracts (for the year ended December 31, 2017 - realized gains of $4.3 million. In 2018, all the gains were eligible for hedge accounting, however, of the gains recognized in the year ended December 31, 2017 only $3.5 million were eligible to be recognized in accumulated other comprehensive income under hedge accounting).
Fuel contracts
The Company enters into option contracts to economically hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.
As at December 31, 2018, the Company has hedged 2.74 million gallons of diesel at a range of $1.83 to $2.09 per gallon.
For the year ended December 31, 2018, the Company has an unrealized loss of $0.5 million recorded in accumulated other comprehensive loss related to the fuel hedges.

Summary of Quarterly Financial and Operating Results

(in millions, except ounces, per share amounts, and average realized prices)
	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Gold ounces produced	125,600	124,000	126,500	128,900	120,300	107,000	105,900	96,200
Gold ounces sold	131,161	119,401	129,272	130,045	126,786	100,551	104,023	98,755
Operating Revenues	$163.1	$146.7	$168.9	$173.1	$161.7	$128.8	$131.3	$121.0
(Loss) earnings from operations	($51.3)	$0.6	$9.6	$18.5	$17.1	$20.9	$15.8	$2.2
Net (loss) earnings	($71.5)	$7.2	($8.9)	$0.6	($4.7)	$28.8	$2.4	$0.1
(Loss) earnings per share, basic(2)	($0.18)	$0.02	($0.02)	$—	($0.01)	$0.10	$0.01	$—
Earnings before interest, taxes, depreciation and amortization (1)	$43.0	$41.7	$51.9	$58.6	$47.8	$51.1	$50.1	$35.9
Cash provided by operating activities	$47.4	$45.2	$62.5	$58.8	$48.6	$43.4	$51.4	$20.1
Average realized gold price	$1,244	$1,229	$1,307	$1,331	$1,275	$1,281	$1,262	$1,225

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Operating revenues have overall trended up since Q1 2017 as a result of higher production and a strengthening gold price. The Company acquired Island Gold in the fourth quarter of 2017, increasing production from approximately 100,000 ounces per quarter to over 120,000 ounces per quarter, driving revenues higher. Since the acquisition of Island Gold, quarterly revenues have been consistent throughout 2018, with fluctuations resulting from changes in gold price for the period. Subject to the following, earnings from operations and cash flow from operating activities have improved since Q1 2017 as a result of a higher gold price and lower operating costs, resulting in higher margins on ounces produced. Earnings from operations and net income in the fourth quarter of 2018 were impacted by one-time, non-cash items, including a non-cash inventory impairment charge at El Chanate.

2018 Management’s Discussion and Analysis

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	adjusted net earnings and adjusted earnings per share;

•	cash flow from operating activities before changes in working capital and taxes received;

•	Company-wide free cash flow;

•	total mine-site free cash flow;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Foreign exchange gain (loss)

•	Items included in other gain (loss)

•	Certain non-reoccurring items

•	Foreign exchange gain (loss) recorded in deferred tax expense
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

2018 Management’s Discussion and Analysis

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017	2016
Net Earnings (Loss)	($71.5)	($4.7)	($72.6)	$26.6	($17.9)
Adjustments:
Impairment of El Chanate inventory	64.0	—	64.0	—	—
Tax impact on impairment of El Chanate inventory	(14.1)	—	(14.1)	—	—
Foreign exchange loss (gain)	1.7	(5.1)	4.4	5.0	12.5
Other loss (gain)	10.1	5.3	8.4	3.1	(5.5)
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	14.1	(0.3)	28.8	(22.5)	(5.1)
Transaction costs related to the Richmont acquisition	—	3.8	—	3.8	—
Acquisition fair value adjustment on Richmont acquisition	—	1.3	—	1.3	—
Loss on redemption of senior secured notes	—	—	—	29.1	—
Other income and mining tax adjustments (1)	—	—	0.7	(7.5)	—
Adjusted net earnings (loss)	$4.3	$0.3	$19.6	$38.9	($16.0)
Adjusted earnings (loss) per share - basic	$0.01	$—	$0.05	$0.13	($0.06)

(1)	This reflects the recognition of previously unrecognized capital losses, and the tax impact on adjusted earnings.
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Cash flow from operating activities	$47.4	$48.6	$213.9	$163.5
Add back: Changes in working capital and cash taxes	5.4	4.1	(2.2)	19.8
Cash flow from operating activities before changes in working capital and cash taxes	$52.8	$52.7	$211.7	$183.3
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Cash flow from operating activities	$47.4	$48.6	$213.9	$163.5
Less: mineral property, plant and equipment expenditures	(61.5)	(39.2)	(221.5)	(162.5)
Company-wide free cash flow	($14.1)	$9.4	($7.6)	$1.0

2018 Management’s Discussion and Analysis

Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$47.4	$48.6	$213.9	$163.5
Less: operating cash flow used by non-mine site activity	(9.6)	(19.5)	(31.1)	(31.9)
Cash flow from operating mine-sites	$57.0	$68.1	$245.0	$195.4

Mineral property, plant and equipment expenditure	$61.5	$39.2	$221.5	$162.5
Less: capital expenditures from development projects, and corporate (1)	(9.7)	(8.2)	(32.9)	(44.6)
Capital expenditure from mine-sites	$51.8	$31.0	$188.6	$117.9

Total mine-site free cash flow	$5.2	$37.1	$56.4	$77.5

(1)	The comparative periods include capital expenditures related to La Yaqui Phase I of nil and $12.5 million for the three and twelve months ended December 31, 2017.

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$23.6	$33.4	$97.5	$114.5
Mineral property, plant and equipment expenditure	(23.1)	(17.0)	(86.6)	(80.3)
Mine-site free cash flow	$0.5	$16.4	$10.9	$34.2

Mulatos Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$14.7	$22.3	$71.0	$64.3
Mineral property, plant and equipment expenditure	(11.8)	(9.0)	(35.3)	(43.9)
Less: La Yaqui Phase I construction cost	—	—	—	12.5
Mulatos mineral property, plant and equipment expenditure	($11.8)	($9.0)	($35.3)	($31.4)
Mine-site free cash flow	$2.9	$13.3	$35.7	$32.9

Island Gold Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$16.3	$11.8	$75.9	$11.8
Mineral property, plant and equipment expenditure	(16.8)	(4.8)	(66.1)	(4.8)
Mine-site free cash flow	($0.5)	$7.0	$9.8	$7.0

2018 Management’s Discussion and Analysis

El Chanate Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$2.4	$0.6	$0.6	$4.8
Mineral property, plant and equipment expenditure	(0.1)	(0.2)	(0.6)	(1.4)
Mine-site free cash flow	$2.3	$0.4	$—	$3.4
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not  necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

2018 Management’s Discussion and Analysis

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$96.2	$90.6	$387.2	$315.6	$297.0
Royalties	4.8	4.9	21.6	15.6	13.3
Total cash costs	$101.0	$95.5	$408.8	$331.2	$310.3
Gold ounces sold	131,161	126,786	509,879	430,115	389,151
Total cash costs per ounce	$770	$753	$802	$770	$797

Total cash costs	$101.0	$95.5	$408.8	$331.2	$310.3
Corporate and administrative(1)	3.5	4.6	17.4	15.5	16.3
Sustaining capital expenditures(2)	21.4	11.5	63.8	42.7	49.2
Share-based compensation	1.3	1.1	6.6	6.2	10.2
Sustaining exploration	0.9	1.0	4.8	3.9	3.5
Accretion of decommissioning liabilities	0.8	0.7	3.0	2.7	2.1
Realized gains on FX options	—	—	—	(0.8)	1.6
Total all-in sustaining costs	$128.9	$114.4	$504.4	$401.4	$393.2
Gold ounces sold	131,161	126,786	509,879	430,115	389,151
All-in sustaining costs per ounce	$983	$902	$989	$933	$1,010

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017	2016
(in millions)
Capital expenditures per cash flow statement	$61.5	$39.2	$221.5	$162.5	$146.5
Less: non-sustaining capital expenditures at:
Young-Davidson	(12.3)	(8.3)	(50.8)	(46.2)	(54.6)
Mulatos	(9.3)	(8.1)	(28.1)	(38.4)	(24.5)
Island Gold	(8.8)	(3.1)	(45.9)	(3.1)	—
Corporate and other	(9.7)	(8.2)	(32.9)	(32.1)	(18.2)
Sustaining capital expenditures	$21.4	$11.5	$63.8	$42.7	$49.2

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$38.7	$35.1	$149.0	$125.9
Royalties	1.0	1.1	3.6	4.4
Total cash costs	$39.7	$36.2	$152.6	$130.3
Gold ounces sold	51,944	52,475	185,593	197,937
Total cash costs per ounce	$764	$690	$822	$658

Total cash costs	$39.7	$36.2	$152.6	$130.3
Sustaining capital expenditures	10.8	8.7	35.8	34.1
Exploration	0.1	0.1	0.2	0.4
Accretion of decommissioning liabilities	—	0.1	0.2	0.2
Total all-in sustaining costs	$50.6	$45.1	$188.8	$165.0
Gold ounces sold	51,944	52,475	185,593	197,937
Mine-site all-in sustaining costs per ounce	$974	$859	$1,017	$834

2018 Management’s Discussion and Analysis

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$28.7	$34.9	$125.9	$112.9
Royalties	2.1	3.2	11.8	10.6
Total cash costs	$30.8	$38.1	$137.7	$123.5
Gold ounces sold	38,819	50,006	175,104	159,276
Total cash costs per ounce	$793	$762	$786	$775

Total cash costs	$30.8	$38.1	$137.7	$123.5
Sustaining capital expenditures	2.5	0.9	7.2	5.5
Exploration	0.3	0.4	2.6	1.9
Accretion of decommissioning liabilities	0.6	0.5	2.2	2.1
Total all-in sustaining costs	$34.2	$39.9	$149.7	$133.0
Gold ounces sold	38,819	50,006	175,104	159,276
Mine-site all-in sustaining costs per ounce	$881	$798	$855	$835

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$15.5	$4.1	$56.0	$4.1
Royalties	1.7	0.6	6.2	0.6
Total cash costs	$17.2	$4.7	$62.2	$4.7
Gold ounces sold	30,199	11,720	105,520	11,720
Total cash costs per ounce	$570	$401	$589	$401

Total cash costs	$17.2	$4.7	$62.2	$4.7
Sustaining capital expenditures	8.0	1.7	20.2	1.7
Total all-in sustaining costs	$25.2	$6.4	$82.4	$6.4
Gold ounces sold	30,199	11,720	105,520	11,720
Mine-site all-in sustaining costs per ounce	$834	$546	$781	$546

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$13.3	$16.5	$56.3	$72.7
Total cash costs	$13.3	$16.5	$56.3	$72.7
Gold ounces sold	10,199	12,585	43,662	61,182
Total cash costs per ounce	$1,304	$1,311	$1,289	$1,188

Total cash costs	$13.3	$16.5	$56.3	$72.7
Sustaining capital expenditures	0.1	0.2	0.6	1.4
Accretion of decommissioning liabilities	0.2	0.1	0.6	0.4
Total all-in sustaining costs	$13.6	$16.8	$57.5	$74.5
Gold ounces sold	10,199	12,585	43,662	61,182
Mine-site all-in sustaining costs per ounce	$1,333	$1,335	$1,317	$1,218

2018 Management’s Discussion and Analysis

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Net (loss) earnings	($71.5)	($4.7)	($72.6)	$26.6
Add back:
Finance expense	0.2	1.1	3.0	6.6
Amortization	42.1	41.1	166.6	125.6
Impairment of El Chanate inventory	64.0	—	64.0	—
Loss on redemption of senior secured notes	—	—	—	29.1
Deferred income tax expense (recovery)	8.8	6.0	16.9	(16.3)
Current income tax (recovery) expense	(0.6)	4.3	17.3	11.9
EBITDA	$43.0	$47.8	$195.2	$183.5
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

2018 Management’s Discussion and Analysis

Accounting Estimates, Policies and Changes

Many of the amounts included in the Consolidated Statements of Financial Position require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.
Critical accounting estimates
The following is a list of the accounting estimates that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.

•
The Company accounts for its ore stockpiles and in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching from heap leach operations, milling and gold recovery process. The Company estimates the expected ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to estimate the recoverable metals at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. The Company estimates concentrate production based on assays and moisture samples taken and tested in laboratories, as well as weights using a calibrated scale. Final weights and assays are taken on settlement with the buyer, which are reconciled to production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

•
The Company values inventory at the lower of cost and net realizable value. The calculation of net realizable value relies on forecasted gold prices, estimated grades of ore on stockpiles, concentrate and heap leach pads, forecasted exchange rates, and estimated costs to complete the processing of ore inventory.

•
The Company makes estimates of the quantities of proven and probable mineral reserves of it's mines and the portion of mineral resources expected to be ultimately converted to reserves. The estimation of quantities of mineral reserves and mineral resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Mineral reserve estimates are used in the calculation of depletion expense and to calculate the recoverable amount of a CGU, and to forecast the expected life of a mine.

•
The Company forecasts prices of commodities, exchange rates, production costs, discount rates, and recovery rates. These estimates may change the economic status of reserves and may result in reserves and resources being revised. In addition, these estimates are used to calculate the recoverable amount of a CGU for the purpose of impairment testing.

•
The Company amortizes its property, plant and equipment, net of residual value, over the estimated useful life of each asset, not to exceed the life of the mine at which the asset is utilized. The Company uses estimated proven and probable mineral reserves, and an estimate of mineral resources as the basis for amortizing certain mineral property, plant and equipment. The physical life of these assets, and related components, may differ from the Company’s estimate, which would impact amortization and depletion expense.

•
The Company makes estimates of the likelihood of whether or not all or some portion of each deferred income tax asset and investment tax credits will be realized, which is impacted by interpretation of tax laws and regulations, historic and future expected levels of taxable income, timing of reversals of taxable temporary timing differences, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates, and foreign currency exchange rates.

•
The Company makes estimates of the timing and amount of expenditures required to settle the Company’s decommissioning liabilities. The principal factors that can cause expected future expenditures to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a decommissioning liability is inherently more subjective.

Critical accounting judgements
The following are critical judgements that management has made in the process of applying accounting policies that may have a significant impact on the amounts recognized in the consolidated financial statements.

2018 Management’s Discussion and Analysis

•
The Company makes judgements about whether or not indicators of impairment, or indicators of a reversal of impairment, exist at each reporting period. This determination impacts whether or not a detailed impairment assessment is performed at the reporting date. These judgements did not impact cash generating units at December 31, 2018, or for December 31, 2017.

Accounting Policies and Changes
The Company adopted the following amendments to accounting standards, effective January 1, 2018:
The Company has adopted IFRS 15, Revenue from Contracts with Customers ("IFRS 15") as of January 1, 2018. IFRS 15 covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting IFRS 15 as an adjustment to the opening balance sheet through equity at January 1, 2018. The adoption of IFRS 15 resulted in no impact to the consolidated financial statements as the timing of revenue recognition on gold sales is unchanged.
The Company has adopted IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration. The interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Company has evaluated the impact of applying IFRIC 22, and has concluded that the adoption of the standard had no material impact on the consolidated financial statements.
Future accounting standard changes, not effective as of December 31, 2018:
In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"). The objective of IFRS 16 is to recognize substantially all leases on balance sheet for lessees. IFRS 16 requires lessees to recognize a "right-of-use" asset and a lease liability calculated using a prescribed methodology. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019. A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach. The Company will adopt IFRS 16 for the annual period beginning January 1, 2019 using the modified retrospective approach which does not require restatement of comparative periods. Instead, the cumulative impact of applying IFRS 16 will be accounted for as an adjustment to equity at the beginning of 2019.  The Company elected to apply the practical expedient to grandfather its previous assessment of which contracts are, or contain, leases. The Company does not expect IFRS 16 to have a significant impact to the balance sheet, however will result in the recognition of additional right of use assets and lease liabilities on the balance sheet, and a corresponding increase in depreciation and interest expense. The Company also expects cash flows from operating activities to increase under IFRS 16 as lease payments for substantially all leases will be recorded as financing outflows in the consolidated statement of cash flows as opposed to operating cash flows. The Company has substantially completed its assessment of existing operating leases and will finalize its assessment and report more detailed information in its first quarter 2019 interim consolidated financial statements.
IFRIC 23, Uncertainty over Income Tax Treatments, provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Interpretation requires: (a) an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution; (b) an entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and (c) if it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company does not expect the adoption of the Interpretation to have a material impact to the consolidated financial statements.
On December 12, 2017 the IASB issued narrow-scope amendments to three standards as part of its annual improvements process. The amendments are effective on or after January 1, 2019. Each of the amendments has its own specific transition requirements.
Amendments were made to the following standards:

•	IFRS 3 Business Combinations and IFRS 11 Joint Arrangements - to clarify how an entity accounts for increasing its interest in a joint operation that meets the definition of a business;

•
IAS 12 Income Taxes - to clarify that all income tax consequences of dividends are recognized consistently with the transactions that generated the distributable profits - i.e. in profit or loss, OCI, or equity; and

•
IAS 23 Borrowing Costs - to clarify that specific borrowings - i.e. funds borrowed specifically to finance the construction of a qualifying asset - should be transferred to the general borrowings pool once the construction of the qualifying asset has been completed. They also clarify that an entity includes funds borrowed specifically to obtain an asset other than a qualifying asset as part of general borrowings.

The Company does not anticipate the adoption of these standard amendments to have an impact on the consolidated financial statements.
On October 22, 2018, the IASB issued amendments to IFRS 3 Business Combinations, that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single

2018 Management’s Discussion and Analysis

identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted. The Company does not anticipate the adoption of the amendment to have an impact on the consolidated financial statements.
Internal Control over Financial Reporting

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation performed, management determined internal control over financial reporting was effective as at December 31, 2018.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2018 and have concluded that these disclosure controls and procedures were appropriately designed and operating effectively as at December 31, 2018.
Risk Factors and Uncertainties

Risk Factors
The following is a discussion of risk factors relevant to the Company’s operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this MD&A.
The financing, exploration, development and mining of any of the Company’s properties is subject to a number of risk factors, including, among other things, the price of gold, laws and regulations, political conditions, currency fluctuations, and the ability to hire qualified people and to obtain necessary services in jurisdictions where the Company operates. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.
Commodity and Currency Risk
In recent years financial conditions have been characterized by volatility, which in turn has resulted in volatility in commodity prices and foreign exchange rates, tightening of the credit market, increased counterparty risk, and volatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impacts the Company’s revenues, earnings and cash flow.
The volatility of the price of gold and the price of other metals could have a negative impact on the Company’s future operations.
The value of the Company’s mineral resources and future operating profit and loss is significantly impacted by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies,

2018 Management’s Discussion and Analysis

global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world.
In addition to adversely affecting the Company’s reserve and resource estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project, and the Company may determine that it is not feasible to continue commercial production at some or all of its current projects. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the results of operations and financial condition.
From time to time the Company may engage in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, but there is no assurance that any such commodity-hedging transactions designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent it from benefiting from price increases.
The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.
The Company is subject to currency risks. The Company’s functional currency is the U.S. dollar, which is exposed to fluctuations against other currencies. The Company’s mining operations are located in Canada and Mexico, with additional development stage assets in Canada, the United States, Mexico and Turkey, and as such many of its expenditures and obligations are denominated in Canadian dollars, Mexican pesos, Turkish lira and Euros. The Company maintains its principal office in Toronto (Canada), maintains cash accounts in U.S. dollars, Canadian dollars ,Mexican pesos and Turkish lira and has monetary assets and liabilities in U.S. dollars and Canadian dollars, Mexican pesos and Turkish lira.
The Company’s operating results and cash flow are significantly affected by changes in the U.S./Canadian dollar and U.S./Mexican peso exchange rates. Revenues are denominated in U.S. dollars, while most expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on most of the Company’s costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at Alamos’ mines, making these mines less profitable.
From time to time the Company may engage in foreign exchange hedging transactions intended to reduce the risk associated with fluctuations in foreign exchange rates, but there is no assurance that any such hedging transactions designed to reduce the risk associated with fluctuations in exchange rates will be successful and as such, operating costs and capital expenditures may be adversely impacted.
Financial, Finance and Tax Risks
The Company’s activities expose it to a variety of financial risks including interest rate risk, credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.
The Company’s revolving credit facility contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in the Company’s long-term best interest.
The Company’s failure to comply with covenants in its revolving credit facility could result in an event of default which, if not cured or waived, could result in the acceleration of such debt. The restrictions include, without limitation, restrictions on its ability to:

•	Incur additional indebtedness;

•	Pay dividends or make other distributions or repurchase or redeem its capital stock;

•	Prepay, redeem or repurchase certain debt;

•	Make loans and investments;

•	Sell, transfer or otherwise dispose of assets;

•	Incur or permit to exist certain liens;

•	Enter into certain transactions with affiliates;

•	Enter into agreements restricting its subsidiaries’ ability to pay dividends; and

•	Consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.

Liquidity Risk
Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known whether the Company will require external financing in future periods.

2018 Management’s Discussion and Analysis

In order to finance future operations, the Company may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares.
The Company cannot predict the potential need or size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that this would have on the market price of the Company’s common shares. Any transaction involving the issuance of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective security holders.
The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability.
The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company’s profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.
The Company may not be able to obtain the external financing necessary to continue its exploration and development activities on its mineral properties.
The ability of the Company to continue the exploration and development of its property interests will be dependent upon its ability to increase revenues from its existing production and planned expansions, and potentially raise significant additional financing thereafter. The sources of external financing that the Company may use for these purposes may include project debt, corporate debt or equity offerings. There is no assurance that the financing alternative chosen by the Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production. Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its exploration properties and carry out exploration and development on such properties, and its title interests in such properties may be adversely affected or lost entirely.
Production, Mining and Operating Risks
The Company is, and expects to continue to be, dependent on four mines for all of its commercial production.
The Young-Davidson, Island Gold, Mulatos and El Chanate Mines accounted for all of the Company’s commercial production in 2018 and are expected to continue to account for all of its commercial production in the near term. Any adverse condition affecting mining, processing conditions, expansion plans or ongoing permitting at Young-Davidson, Island Gold or Mulatos could have a material adverse effect on the Company’s financial performance and results of operations.
Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated.
The Company prepares estimates of future production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, leach pad inventory, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.
The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.
Mining operations and facilities are intensive users of electricity and carbon-based fuels. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect the results of operations and financial condition.

2018 Management’s Discussion and Analysis

The Company’s production costs are also affected by the prices of commodities consumed or used in operations, such as lime, cyanide and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in mining and production activities could materially adversely affect the Company’s results of operations and financial condition.
Risks and costs relating to development, ongoing construction and changes to existing mining operations and development projects.
The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Without limiting the generality of the foregoing, the Company is in the process of completing a ramp-up and expansion at both the Young-Davidson and Island Gold Mines and development at its Cerro Pelon and La Yaqui deposits near the Mulatos Mine in Mexico. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors - including specifically to the foregoing - could cause delays in current mining operations or in developing properties. Such delays could materially affect the financial performance of the Company.
The Company prepares estimates of operating costs and/or capital costs for each operation and project. No assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact on future cash flows, profitability, results of operations and financial condition.
Development projects are uncertain and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.
Alamos has a number of development stage projects in Canada, Mexico, the United States and Turkey. Mine development projects require significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of mineral reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of these projects. Our development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.
Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in gold prices, and accidents, labour actions and force majeure events.
It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. It is likely that actual results for our projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, our business, results of operations, financial condition and liquidity could be materially adversely affected.
The figures for the Company’s reserves and resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Alamos’ exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.
The Company’s mineral reserve and mineral resource estimates are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from mineral resources or mineral reserves will in fact be realized. There can also be no assurance that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. Additionally, no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.
Estimates of mineral resources and mineral reserves can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations

2018 Management’s Discussion and Analysis

and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling and other similar examinations. Short term factors relating to mineral resources and mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.
Material changes in mineral resources and mineral reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. There is a risk that depletion of reserves will not be offset by discoveries, acquisitions or the conversion of mineral resources into mineral reserves. The mineral base of Alamos’ mines may decline if reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.
Mineral resources and mineral reserves are reported as general indicators of mine life. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, mineral reserves and grades must be considered as estimates only.
In addition, the quantity of mineral resources and mineral reserves may vary depending on mineral prices. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material change in mineral resources and mineral reserves, grades or stripping ratios may affect the economic viability of the Company’s projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of mineral resources constitute or will be converted into reserves.
Legal, Permitting, Regulatory, Title and Political Risk
The Company’s operating and development properties are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries.
The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations of grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties, or to continue mining activities.
The Company’s mineral properties are located in Canada, Mexico, Turkey and the USA. Economic and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective.
Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Risk factors specific to certain jurisdictions are described throughout, including specifically: “Risks related to development stage assets in Turkey”, “Water Management at the Company’s Mining operations”, “Security in Mexico” and “The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.” The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Company’s jurisdictions cannot be accurately predicted and could have a material adverse effect on our operations or profitability.
Risk related to development stage assets in Turkey
The Company has development stage mineral properties located in Turkey. Economic and political conditions in Turkey could adversely affect the business activities of the Company.
These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective. Turkey has recently experienced significant political, social, legal and regulatory instability. The impact of the change

2018 Management’s Discussion and Analysis

in political climate in Turkey in recent years is yet largely unknown, but will in instances likely include heightened control of the judiciary, bureaucracy, media and the private business sector. Changes to existing governmental regulations may affect the Company’s ability to conduct business, mineral exploration and mining activities more broadly and the Company’s ability to generate cash flow and profits from operations. Associated risks include, but are not limited to, resource nationalism, terrorism, corruption, extreme fluctuations in currency exchange rates and high rates of inflation.
Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to requirements that certain contracts be denominated in Turkish Lira, restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Security in Mexico
In recent years, criminal activity and violence has increased and continues to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, as well as direct armed robberies of mining operations. The Company takes measures to protect employees, property and production facilities from these and other security risks. There can be no assurance, however, that security incidents, in the future, will not have a material adverse effect on our operations.
The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.
A number of approvals, licenses and permits are required for various aspects of exploration, development and expansion projects. The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties or other liabilities. It remains uncertain if the Company’s existing permits may be affected in the future or if the Company will have difficulties in obtaining all necessary permits that it requires for its proposed or existing mining activities.
On January 5, 2017, the Company announced that it had received its forestry permit in connection with its Kirazlý Project in Turkey. The Company received its GSM (Business Opening and Operation) permit on July 25, 2018 granted by the Çanakkale Governorship. The Company is awaiting its required operating license, despite assurances from the Republic of Turkey that it is forthcoming. The Company cannot provide assurance it will be able to maintain its existing permits and/or obtain all additional permits that it requires for its proposed mining activities. There can be no certainty with respect to permitting timelines.
In order to maintain mining concessions in good standing, concession holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company has implemented plans to obtain all necessary permits prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its concessions in good standing, there is risk that the relevant permitting and licensing authorities will not respond in a timely manner. If these deadlines are not met, the Company believes that extensions to deadlines for obtaining the required approvals and permits could be negotiated so that the concessions would remain in good standing. However, there is no guarantee that the Company will be able to obtain the approvals and permits as planned or, if unable to meet such deadlines, that negotiations for an extension will be successful in order to maintain its concessions in good standing. If the concessions were to expire, this could have a material adverse impact on the Company and its ability to control and develop its Turkish projects.
Litigation could be brought against the Company and the resolution of current or future legal proceedings or disputes may have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.
The Company could be subject to legal claims and/or complaints and disputes that result in litigation, including unexpected environmental remediation costs, arising out of the normal course of business. The results of ongoing litigation cannot be predicted with certainty. The costs of defending and settling litigation can be significant, even for claims that Alamos believes has no merit. There is a risk that if such claims are determined adversely to the Company, they could have a material adverse effect on the Company’s financial performance, cash flow and results of operations.
Some of the Company’s mineral assets are located outside of Canada and are held indirectly through foreign affiliates.
It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the Company’s assets that are located outside of Canada.

2018 Management’s Discussion and Analysis

Failure of the Company to comply with laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities.
The Company’s mining, exploration and development activities are subject to extensive laws and regulations concerning the environment, worker health and safety, employment standards, waste disposal, mine development, mine operation, mine closure and reclamation and other matters. The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is legally challenged that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration and developmental operations or in material fines, penalties, clean-up costs, damages and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex and uncertain process that can cause potentially significant delays.
The Company cannot guarantee that title to its properties will not be challenged.
The validity of the Company’s mining claims and access rights can be uncertain and may be contested. Although the Company is satisfied it has taken reasonable measures to acquire the rights needed to undertake its operations and activities as currently conducted, some risk exists that some titles and access rights may be defective. No assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be materially adverse to the Company. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. From time to time, a land possessor may dispute the Company’s surface access rights, and as a result the Company may be barred from its legal occupation rights. Surface access issues have the potential to result in the delay of planned exploration programs, and these delays may be significant. The Company expects that it will be able to resolve these issues, however, there can be no assurance that this will be the case.
Additional future property acquisitions, relocation benefits, legal and related costs may be material. The Company may need to enter into negotiations with landowners and other groups in the host communities where our projects are located in order to conduct future exploration and development work. The Company cannot currently determine the expected timing, outcome of such negotiations or costs associated with the relocation of property owners and possessors and potential land acquisitions. There is no assurance that future discussions and negotiations will result in agreements with landowners or other local community groups so as to enable the Company to conduct exploration and development work on these projects.
The Company provides significant economic and social benefits to our host communities and countries, which facilitates broad stakeholder support for our operations and projects. There is no guarantee however that local residents will support our operations or projects.
Relationships with Key Stakeholders
Aboriginal title claims, rights to consultation/accommodation, and the Company’s relationship with local communities may affect the Company’s existing operations and development projects.
Governments in many jurisdictions must consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Aboriginal people may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire, within a reasonable time frame, effective mineral titles in these jurisdictions, including in some parts of Canada, in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.
The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.

2018 Management’s Discussion and Analysis

The inability of the Company to maintain positive relationships with local communities may result in additional obstacles to permitting, increased legal challenges, or other disruptive operational issues at any of our operating mines, and could have a significant adverse impact on the Company’s ability to generate cash flow, with a corresponding adverse impact to the Company’s share price and financial condition.
The Company’s directors and officers may have interests that conflict with the Company’s interests.
Certain of the Company’s directors and officers serve as directors or officers of other public companies and as such it is possible that a conflict may arise between their duties as the Company’s directors or officers and their duties as directors or officers of these other companies.
Exploration, development and production at the Company’s mining operations are dependent upon the efforts of its key personnel and its relations with its employees and any labor unions that represent employees.
The Company’s success is heavily dependent on its key personnel and on the ability to motivate, retain and attract highly skilled employees.
Relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by Mexican or Canadian governmental authorities in whose jurisdictions the Company carries on operations. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.
In addition, the Company anticipates that as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company may experience significant growth in its operations. This growth may create new positions and responsibilities for management personnel and increase demands on its operating and financial systems, as well as require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain any such additional qualified personnel. The failure to attract and retain such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition or results of operations.
Companies today are at much greater risk of losing control over how they are perceived as a result of social media and other web-based applications.
Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.
Environmental Risks
The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.
The Company’s exploration and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address noise, emissions, water discharges, waste management, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines, penalties and potential for facilities to be shut-down for non- compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.
Failure to comply with such laws and regulations can have serious consequences, including damage to the Company’s reputation, stopping the Company from proceeding with the development of a project, negatively impacting the operation or further development of a mine, increasing the cost of development or production and litigation and regulatory actions against the Company. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company has acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related

2018 Management’s Discussion and Analysis

to such properties. Some of the Company’s properties also have been used for mining and related operations for many years before acquisition and were acquired as is or with assumed environmental liabilities from previous owners or operators.
The Company’s failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Production at certain of the Company’s mines involves the use of various chemicals, including cyanide, which is a toxic material. Should cyanide or other toxic chemicals leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against and such liability could be material.
Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact the results of operations and financial position.
Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Decommissioning liabilities include requirements to control dispersion of potentially deleterious effluents; and, reasonably re-establish pre-disturbance land forms and vegetation.
In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.
Water management at the Company’s mining operations
The water collection, treatment and disposal operations at the Company’s mines are subject to substantial regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages.
Environmental and regulatory authorities in Mexico and Canada conduct periodic or annual inspections of the Young-Davidson, Island Gold, Mulatos and El Chanate mines. As a result of these inspections, the Company is from time to time required to modify its water management program, complete additional monitoring work or take remedial actions with respect to the Company’s operations as it pertains to water management.
Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely and materially affect the Company’s business, results of operations and financial condition. Moreover, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be covered by insurance policies.
Problems with water sources could have a negative impact on the Company’s exploration programs and future operations.
The Company may not be able to secure the water necessary to conduct its activities as planned. The Company will strive to ensure that its activities do not adversely impact community water sources. Future operations and activities may require that alternate water sources be provided to potentially affected communities at the Company’s expense.
Climate Change Risks
The Company’s mining and processing operations are energy intensive, resulting in a significant carbon footprint. The Company acknowledges climate change as an international and community concern. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. We expect that in the long term this may result in increased costs at our Canadian and Mexican operations. While the Company has taken measures to manage the use of energy, the inability to achieve required energy efficiencies could have an adverse impact on the Company’s ability to achieve cost guidance.
In addition, the physical risks of climate change may also have an adverse effect on our operations. These may include extreme weather events, changes in rainfall and storm patterns and intensities, water shortages, and changing temperatures. In particular, the Company’s producing assets are located in northwest Mexico and Canada. Extended periods of high rainfall or drought conditions are typical in this part of Mexico. In Canada, cold temperatures and heavy snowfall may impact the Company’s ability to achieve production forecasts, including anticipated recoveries. While the Company has taken measures to mitigate the impact of weather on its operations, severe rainfall or drought conditions could have an adverse impact on the Company’s ability to achieve production forecasts.

2018 Management’s Discussion and Analysis

Insurance and Compliance Risks
We may not have sufficient insurance coverage.
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.
The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for certain environmental losses or certain types of earthquake damage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation and financial condition.
The Company’s business involves uninsurable risks.
In the course of exploration, development and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.
The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”).
The Company has documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.
The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
The Company may be impacted by Anti-Bribery laws.
The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions where we do business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantage. The Company’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurances that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s business, financial position and results of operations.
Alamos’ critical operating systems may be compromised.
Cyber threats have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data, or theft of sensitive data. While we invest in robust security systems to detect and block inappropriate or illegal access to our key systems, including supervisory control and data acquisition operating systems at our operations, and regularly review policies, procedures and protocols to ensure data and system integrity, there can be no assurance that critical systems will not be not inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.
Mining Industry Risks
The Company is in competition with other mining companies that have greater resources and experience.
The Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to successfully

2018 Management’s Discussion and Analysis

compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations.
The Company may be unable to identify opportunities to grow its business or replace depleted reserves, and it may be unsuccessful in integrating new businesses and assets that it may acquire in the future.
As part of the Company’s business strategy, it has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into its business. The Company cannot provide assurance that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit its business. Further, any acquisition the Company makes will require a significant amount of time and attention of its management, as well as resources that otherwise could be spent on the operation and development of its existing business.
Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations and financial condition.
Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business and which conditions and events may not be insurable.
Mining involves various types of risks and hazards, including, but not limited to:

•	Environmental hazards;

•	Industrial accidents;

•	Metallurgical and other processing problems;

•	Unusual or unexpected rock formations;

•	Rock falls, pit wall failures and cave-ins;

•	Seismic activity;

•	Flooding;

•	Fires;

•	Periodic interruptions due to inclement or hazardous weather conditions;

•	Variations in grade, deposit size, continuity and other geological problems;

•	Mechanical equipment performance problems;

•	Unavailability of materials and equipment;

•	Theft of equipment, supplies and bullion;

•	Labour force disruptions;

•	Civil strife; and

•	Unanticipated or significant changes in the costs of supplies.

Most of these risks are beyond the Company’s control and could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.
The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines.
The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected ground movements, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government

2018 Management’s Discussion and Analysis

regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of mineral reserves, spent costs will not usually be recoverable.
The trading price of the Company’s common shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors.
These factors may include:

•	The price of gold and other metals;

•	The Company’s operating performance and the performance of competitors and other similar companies;

•	The public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	Changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;

•	Changes in general economic conditions;

•	The arrival or departure of key personnel; and

•	Acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Cautionary Note to United States Investors

Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (see notes 2 and 3 to the consolidated financial statements for year ended December 31, 2018). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.

2018 Management’s Discussion and Analysis

Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Island Gold, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.